Exhibit 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-29228

PROGEN PHARMACEUTICALS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

2806 Ipswich Rd, Darra, Queensland 4076, Australia
(Address of principal executive office)

Blair Lucas, Company Secretary, Progen Pharmaceuticals Limited, 2806 Ipswich Road, Darra, Queensland 4066, Australia Tel: +61 7 3273 9133, Fax: +61 7 3375 1168
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	Australian Securities Exchange and OTCQB

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 24,709,097 (as of June 30, 2012)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

References in this annual report to “Progen,” “we,” “our,” “us” and “the Company” refer to Progen Pharmaceuticals Limited.

All references to dollars or $ are to the currency of the Australian dollars (AUDs).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties.    Forward-looking statements relate to future events or our future financial performance and include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effect of future regulation and the effects of competition. These statements are based on our current expectations, beliefs and assumptions, and on information currently available to our management. In some cases, you can identify forward-looking statements by the use of words such as  “anticipate,” “expect,” “intend,” “plan,” “seek,” “may,” “will,” “should,” “could,” “would,” “believe,” “estimate,” “project,” “predict,” “potential,” “continue,” or the negative of such terms or similar expressions. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activities, performance and other factors to be materially different from those anticipated in such forward-looking statements.  Factors that might cause such differences include the risks discussed in “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” as well as those discussed elsewhere in this annual report.

Certain statements contained in this report may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, certain statements included herein under “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects,” including without limitation, those concerning the Company’s strategy and competitive strengths, the Company’s expectations and plans, the Company’s collaborative revenues, research and development and general and administrative expenses, contain certain forward-looking statements concerning the Company’s operations, performance and financial condition. Such statements may generally, but not always, be identified by their use of words such as “anticipates,” “expects,” or “believes.” Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove in hindsight to be correct. Many important factors could cause actual results to differ materially from such expectations including, among others, those set forth in “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company—Australian Government Regulation and U.S. Government Regulation” (collectively, the “Risk Factors”). All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by the Risk Factors. Other relevant risks may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report all references to “Australian dollars” or “A$” are to the currency of Australia.

Item 3.A.       Selected Financial Data

The following selected consolidated financial data for the five years ended June 30, 2012 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated statement of financial position information as of June 30, 2012 and 2011 and the consolidated statement of comprehensive income data for fiscal 2012, 2011 and 2010 are derived from our audited financial statements included in this annual report. Consolidated statement of financial position information as of June 30, 2008, 2009 and 2010 and consolidated statement of comprehensive income information for fiscal 2009 and 2010 are derived from our audited financial statements which are not included in this annual report.

	For the years ended June 30,
	2008	2009	2010	2011	2012
Consolidated Statement of Comprehensive Income Data:
Revenue	$6,477,931	$4,940,369	$2,711,471	$3,610,695	$2,834,890
Other income	1,120,137	7,021,310	150,371	55,752	56,195
Research and development expenses	16,143,407	7,048,870	5,091,919	2,882,947	1,455,733
Manufacturing facility expenses	2,721,370	1,683,136	2,026,643	2,506,383	2,670,949
Administration and corporate expenses	10,832,072	8,689,364	7,053,169	4,178,106	1,821,647
Finance costs	19,490	7,269	2,930	3,636	—
Impairment loss	—	—	2,644,186	53,911	1,494
Other expenses	4,029,302	—	1,882,818	139,170	381,660
Net loss from operations	$(26,147,573)	$(5,466,960)	$(15,837,823)	$(6,097,706)	$(3,440,398)
Income tax expense	—	—	—	—	—
Net loss for the year	$(26,147,573)	$(5,466,960)	$(15,837,823)	$(6,097,706)	$(3,440,398)
Other comprehensive income (loss)
Foreign currency translation	(61,000)	100,000	44,512	(12,049)	(1,926)
Total comprehensive income (loss) for the year	$(26,208,573)	$(5,366,960)	$(15,793,311)	$(6,109,755)	$(3,442,324)
Basic and diluted loss per share (cents per share)	(43.3)	(10.0)	(64.1)	(24.7)	(13.9)

	As of June 30,
	2008	2009		2010	2011	2012
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$76,747,878	$28,044,529		$3,892,365	$6,332,589	$1,834,442
Working capital	$70,864,837	$26,814,764		$14,376,203	$8,630,252	$5,432,979
Total assets	$82,592,581	$32,661,315		$17,184,275	$12,180,433	$7,375,972
Long-term debt	—	—		—	—	—
Capital stock	$194,519,063	$155,516,344		$155,583,443	$155,655,390	$155,777,317
Accumulated losses	$(119,258,442)	$(124,727,069)		$(140,566,211)	$(146,663,917)	$(150,104,315)
Net assets	$75,260,621	$30,789,275		$15,017,232	$8,991,473	$5,673,002
Shares on issue	60,393,891	24,709,097	(1)	24,709,097	24,709,097	24,709,097

(1) Share Buyback in April 2009

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars.  In this Annual Report, references to $ are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$1.0161, the Buying Rate on June 30, 2012.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On October 9, 2012 the Buying Rate was $1.00 to US$1.0181.

2012 Month End	High	Low
June 30, 2012	1.0263	1.0020
July 31, 2012	1.0509	1.0450
August 31, 2012	1.0353	1.0278
September 30, 2012	1.0381	1.0381

Year end June 30,	Average
2008	0.89599
2009	0.74803
2010	0.88219
2011	0.98940
2012	1.03270

Item 3.D.       Risk Factors

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ordinary shares could decline.

RISKS RELATED TO OUR BUSINESS

We are primarily engaged with activities at a stage in the development of pharmaceutical products where success is uncertain

Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of PG545 or our other product candidates to enable their registration, and, accordingly, have not begun to market or generate revenues from their commercialization. PG545 and other future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, drug manufacture and supply, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. Since being licensed to a third party, PI-88 (muparfostat) has generated revenues through milestone payments linked to its development.  We cannot make any assurances that any of our product candidates or licensed products, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a significant risk that we may not be able to complete the development of PG545, PI-88 or develop other pharmaceutical products

We cannot make any assurances that we or our collaborative partners will be able to develop PG545, PI-88 or any future pharmaceutical product candidates adequately to successful commercialization, the development of one or more suitable collaborative partners, or a combination thereof, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, will be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, will be capable of being produced in commercial quantities at reasonable costs, or will be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when PG545, PI-88 or any of our other pharmaceutical products under development will be commercialized.

The results of on-going and future clinical trials of PG545 and PI-88 are uncertain and we or our collaborative partners will not be able to commercialize PG545, PI-88 or any of our other product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through preclinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting preclinical testing and clinical studies is an expensive, protracted and time-consuming process. Furthermore, the results of preclinical in vitro (within an artificial environment) and in vivo animal studies may not necessarily be predictive of results obtained in human clinical testing. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

Until the July 2008 termination of the Phase 3 PATHWAY trial of PI-88 in liver cancer, we were embarking on the global registration of PI-88. Since the termination of this trial, we signed a License and Collaboration Agreement with a Taiwanese company Medigen Biotechnology Corporation (“MBC”) for the worldwide rights of PI-88.

MBC is currently conducting a randomized, placebo-controlled multinational Phase III clinical trial called (“PATRON”) designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma. The trial will enroll approximately 500 subjects globally with the majority of patients to be enrolled from Asia. Disease free survival is employed as the primary endpoint for efficacy assessment. Other endpoints such as time to recurrence, tumor recurrence rate and overall survival will be measured as secondary endpoints. The PATRON trial has clinical sites open in China, Taiwan and South Korea.

MBC has received notification from the Taiwan Food and Drug Administration (“TFDA”) stating that PI-88 has successfully qualified under the Cross Strait Pharmaceuticals R&D Scheme. The Cross Strait Pharmaceuticals R&D Scheme is a joint initiative between the TFDA and the Chinese State Food and Drug Administration, whereby Taiwan and China simultaneously examine Investigative New Drug Applications and New Drug Applications and mutually recognize data from clinical trials conducted in either country. The scheme both reduces repetition of clinical trials and advances PI-88’s potential use in the Chinese market. Progen is entitled to milestone payments based upon the achievement of various stages of clinical development and royalties on sales following marketing approval.

We have completed the Phase 2 clinical trial to determine the safety and efficacy of PI-88 combined with the chemotherapy dacarbazine as first-line therapy in subjects with unresectable metastatic melanoma  which commenced in 2005 in the United States and Australia,.  The data showed that for the primary end-point of non-progression after 18 weeks of treatment, PI-88 did not provide additional benefit to patients with advanced melanoma when used in combination with dacarzabine, as this combination was not more efficacious than dacarzabine alone or for the secondary end-points of time to progression, progression free survival response rate and duration of response. Further clinical trials in this indication will not be pursued by Progen as we have granted a worldwide license to MBC for oncology indications for PI-88.

During 2010, the board of directors made the decision to divest the assets acquired in the CellGate transaction in February 2008 to enable the Company to focus on its core strengths — dual mechanism anti-angiogenesis compounds.  The CellGate assets include PG11047, PG11144 and the epigenetics assets, were rolled into a U.S. entity called Epi Pharmaceuticals Inc, in which Progen retained a significant stake.  In 2012, the directors and shareholders decided to dissolve Epi Pharmaceuticals Inc after not being able to find a counterparty to provide ongoing funding to support and develop the assets.Clinical trials may take several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when clinical trials are completed by us or our collaborative partners, we will be able to pursue further clinical development, execute market development efforts, enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize our drug candidates. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration’s (TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration (FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

During the course of clinical trials and toxicology studies, our product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that any of our other product candidates will be safe or effective when administered to patients.

In September 2011, Progen’s Phase 1a PG545 human clinical trial in advanced cancer patients was put on hold due to unexpected local injection site reactions seen in patients.  These reactions appeared to be a very specific side effect in humans and were not seen to this extent in the extensive preclinical animal testing of the drug.

In December 2011, Progen announced that it would commence licensing discussions with potential partners to continue the preclinical and clinical development of PG545.

Progen is conducting additional preclinical studies through an intravenous route of administration instead of the original subcutaneous route of administration. The Company decided to strengthen the preclinical package by commencing a definitive Good Laboratory Practice toxicology study for PG545 using an IV route of administration.

The Company continues to canvass potential parties to continue the clinical development of PG545. In parallel, the Company will seek to commence a Phase 1 clinical trial under an IV route of administration during 2013, subject to the availability of capital and positive results from the GLP toxicology study to support human clinical testing.

We may experience delays in our clinical trials that could adversely affect our business and operations

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

•              Government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

•              Slower than expected patient recruitment;

•              Our inability to manufacture or prepare, as applicable, sufficient quantities of pharmaceutical product;

•              Unforeseen safety issues; and

•              Lack of efficacy during clinical trials.

Patient enrollment is a function of, amongst other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population and the availability of patients who meet the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays in trial completion or termination of clinical trials. Moreover, we have limited experience in conducting and managing clinical trials and may rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

Product development costs to our collaborators and us will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays could have a material adverse effect on the commercial prospects of our product candidates and our business, financial condition and results of operations.

We may be unable to enroll a sufficient number of patients to complete our clinical trials

Our clinical trials may be suspended at any time for a variety of reasons. Completion of clinical trials depends on, among other things, our ability to enroll a sufficient number of patients, which is a function of many factors, including:

•              the therapeutic endpoints chosen for evaluation;

•              proximity of patients to clinical sites;

•              the eligibility criteria for participation in the clinical trials;

•              the size of the patient population required for meaningful analysis of the trial results;

•              our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•              our ability to obtain and maintain patient consents;

•              the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

•              competition for patients by clinical trial programs for other treatments.

We have in the past experienced, and may again experience difficulties in enrolling patients in our clinical trials, particularly due to the rate of incidence for our target indications in certain populations, as well as the geographical locations we may select for conducting our clinical trials.  Any such difficulties could increase the costs or affect the timing or outcome of these trials and could prevent us from completing these trials.

We may not be successful in performing additional clinical trials in other indications

If our product candidates are approved for one or more initial indications and are successfully commercialized, our strategy calls for the execution of additional clinical trials in other indications. We may not be able to initiate such additional trials due to a number of factors, including the following:

•              we may not have sufficient financial or other resources to undertake such trials;

•              we may be unable to secure sufficient support from leading authorities or influential parties to build trial protocols and support for conduct of a new trial;

•              there may not be sufficient market size to warrant product development in other new indications; and

•              the health care community may believe that our products are limited in use to the already-approved indications.

Any failure to initiate additional clinical trials in other indications could have a material adverse effect on our business.

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PI-88 and PG545 for preclinical and clinical trials, whether internally or externally, may negatively impact our business and operations

We cannot make any assurances that we will be able to manufacture sufficient quantities of PI-88, PG545 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to enter into contracting arrangements with third parties to manufacture PG545 and our other product candidates for large-scale, later-stage clinical trials. We may need to enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture or prepare our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

If we are unable to independently commercialize or establish and manage strategic collaborations to develop PI-88, PG545 or any of our other product candidates, we may have to reduce or delay product development and/or increase our expenditures

Our strategy for developing and commercializing our product candidates includes entering into various relationships with pharmaceutical or biotechnology companies to provide us with funding and/or to perform research, clinical development, regulatory clearance, commercial scale manufacturing, sales, marketing or distribution activities relating to PI-88, PG545 or some or all of our current or future product candidates. To date, we have secured a license with a Taiwanese company who is managing the development of PI-88 in oncology indications.  We have not entered into any agreements with third parties capable of providing such services for PG545 or our other product candidates. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. If we are unable to establish collaborative arrangements, we may have to reduce or delay further development of or our product candidates and/or increase our expenditures and undertake the development and commercialization activities at our own expense. If we elect to fund our research and development programs on our own, we will need to obtain additional financing which may not be available on acceptable terms, or at all.

If we successfully establish strategic collaborations, the management of our relationship with collaborators will require significant time and effort from our management team, coordination of our research and development programs with the research and development priorities of our collaborators, and effective allocation of our resources to multiple projects. We cannot be certain that these relationships will result in the successful development or commercialization of our product candidates or the generation of sales revenue. If we enter into strategic collaborations at an early phase of product development, our success will in part depend on the performance of our corporate collaborators. Factors that could harm a successful collaboration include:

•              Collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•              Collaborators could independently develop, or develop with third parties, products that could compete with our current and future product candidates;

•              Collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting potential revenues from the commercialization of a product;

•              Collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to continue or renew research and development programs;

•              The terms of our agreements with collaborators may not be favorable to us;

•              Disputes may arise delaying or terminating the research, development or commercialization of our product candidates, resulting in significant litigation or arbitration, or causing collaborators to act in their own self-interest and not in the interest of our shareholders; and

•              Collaborators may terminate their agreements with us if, for example, we fail to meet a required milestone or observe other obligations in those agreements.

Our limited oversight of contract research organizations may not be sufficient to avoid significant problems with the protocols and conduct of the clinical trials.

We engage third-party contract research organizations to help us with the conduct of our clinical trials. These organizations may not perform all of their obligations under arrangements with us. If contract research organizations and other third parties do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of our product candidates may be delayed or precluded. We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates. The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our product candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

Our efforts to discover, develop and commercialize new product candidates beyond PI-88 and PG545 are at a very early stage and, therefore, these efforts are subject to a high risk of failure

The process of successfully developing product candidates is very time consuming, expensive and unpredictable. We may not be successful in identifying, developing or commercializing any additional new product candidates.

We are operating with reduced Management oversight which could adversely affect our business and operations

Following Board and Senior Management changes in 2011 and 2012, the Company has a much smaller Senior Management and no Chief Executive Officer and is now operating using a virtual business by outsourcing activities such as preclinical and regulatory functions. With less Management oversight our business and financial condition may suffer.

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we continue our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PG545 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents and short-term investments will be adequate to satisfy the requirements of our current and planned operations through June 2013. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period.  In order for our drug development and other business operations to be sustained beyond June 2013, the Company will need to raise additional capital.  Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

•              The continued progress of our research and development programs;

•              The timing, scope, results and costs of preclinical studies and clinical trials;

•              The progress of licensing and partnering efforts;

•              The cost, timing and outcome of regulatory submissions and approvals;

•              Determinations as to the commercial potential of our product candidates;

•              Our ability to successfully expand our contract manufacturing services, should we choose to do so;

•              Our ability to establish and maintain collaborative arrangements; and

•              The status and timing of competitive developments.

We may require additional funds to conduct future clinical trials, pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We may seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2012, we had an accumulated deficit of $150,104,315 primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities.  In addition, further losses are expected to be incurred in the continuation of our drug development programs.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 20 employees as of October 9, 2012. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations

We cannot make any assurances that our products will achieve market acceptance even if they are approved by the TGA, the FDA, and the regulatory agencies of other countries. The degree of market acceptance of our products will depend on a number of factors, including:

•              The receipt and timing of regulatory approvals for the uses that we are studying;

•              The establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

•              The pricing and reimbursement policies of governments and third-party payers.

Physicians, patients, payers or the medical community in general may be unwilling to accept, use or recommend any of our products.

We may need to rely on the marketing and distribution capabilities of third parties

As a company, we currently have limited experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact our potential revenues and results of operations.  Alternatively, if we decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital.

We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts.

Healthcare insurers and other organizations may not pay for our products, or may impose limits on reimbursement

The drugs we strive to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our potential revenues and results of operations.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payers, such as government and private health insurers, are increasingly challenging the price of medical products and services. Although the Australian government continues to provide a subsidy to certain prescribed prescription pharmaceutical products through the Pharmaceutical Benefits Scheme, uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

Exchange rate fluctuations will continue to affect our reported results of operations

Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Australian dollars. Movement in currency exchange rates will affect cash denominated in U.S. dollars and therefore will affect our reported results of operations.

RISKS ASSOCIATED WITH OUR TECHNOLOGY AND INTELLECTUAL PROPERTY

Potential technological changes in our field of business create considerable uncertainty

We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological progress. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our programs or product candidates uncompetitive or obsolete.

Our business strategy is based in part upon new and unproven technologies to the development of pharmaceutical products for the treatment of cancer and other serious diseases. Unforeseen problems may develop with these technologies or applications and it is possible that commercially feasible products will not ultimately be developed by us.

We may not be able to keep pace with technological change or with the advances of our competitors

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include, among others, major pharmaceutical companies, large biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in preclinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with some of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than we would.

Our success depends upon our ability to protect our intellectual property and our proprietary technology

Our success will depend in large part on whether we can:

•              Obtain and maintain patents to protect our own products;

•              Obtain licenses to relevant patented technologies of third parties;

•              Operate without infringing on the proprietary rights of third parties;

•              Protect our trade secrets and know-how; and

•              Retain our valuable scientific staff who are experts on the subject matters.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could have a material adverse effect on our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications in Australia and the United States are maintained in secrecy until the patent is issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent depends on a number of factors that may vary amongst jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

While we intend to seek patent protection for our therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by us or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Such litigation could result in substantial costs to be incurred by us and the diversion of our efforts. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

In addition to patent protection, we rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants. We cannot make any assurances that we will have adequate remedies for any breach. In addition, third parties could independently develop the same or similar technologies.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how to protect our technology and maintain our competitive position. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States and Australia may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.

We do not have patent protection in certain countries and we may not be able to effectively enforce our intellectual property rights in certain countries, which could significantly erode the market for our product candidates.

We intend to seek regulatory approval to market our product candidates in a number of foreign countries. Our product candidates are not protected by patents in certain countries, which means that competitors may be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some foreign countries may not protect intellectual property rights to the same extent as in the United States. We, or our licensors, may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and could otherwise have a material adverse effect on our business.

RISKS ASSOCIATED WITH GOVERNMENT REGULATION

We may not be able to obtain the extensive government approvals required to bring our pharmaceutical products to market

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived there from will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA, and by the FDA in the United States, the European Medicines Evaluation Agency (EMEA) of the European Union and the regulatory agencies of other countries. Prior to marketing, any therapeutic product developed must undergo rigorous preclinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the EMEA in Europe. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could have a material adverse impact on our business, financial condition and results of operations. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

Our business and operations may be negatively impacted if we fail to comply with government regulations applicable to our current revenue generating business

To date, we have derived revenues from contract manufacturing services. Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable current Good Manufacturing Practice (cGMP) requirements of the TGA, the Australian Office of Gene Technology Regulator and the Australian National Registration Authority (agricultural and veterinary chemicals), which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to periodic inspections by the TGA and the Australian National Registration Authority. Any potential failure to comply with cGMP requirements or with any other international requirements could have a material adverse impact on our business, financial condition and results of operations.

Changes in government legislation and policy may adversely affect us

While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rate, exchange rate, relevant taxation and other legal regimes and government policies may adversely affect our operations, the use of our financial resources and the market price of our ordinary shares.

RISKS ASSOCIATED WITH OUR SHARES

Our stock price may be volatile and the U.S. trading market for our ordinary shares is limited

The market price for our ordinary shares, like that of the securities of many other biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

•              The results of preclinical testing and clinical trials by us and our competitors;

•              Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

•              Announcements of technological innovations or new commercial products by us and our competitors;

•              Determinations regarding our patent applications and those of others;

•              Publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

•              Proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

•              Litigation;

•              Economic and other external factors; and

•              Period-to-period fluctuations in our operating results.

In addition, stock markets have recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare-related companies, including biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our ordinary shares.

From time to time, there has been limited trading volume with respect to our ordinary shares quoted on the U.S. financial markets (OTCQB Market), but we cannot make any assurances that there will continue to be a trading market in our ordinary shares.  We cannot make any assurance that the Company’s securities will continue to be listed on a U.S. market.

U.S. shareholders may not be able to enforce civil liabilities against us

All of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes

Based on our audited financial statements and relevant market and shareholder data, we believe we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for our June 30, 2012 taxable year. There is also a risk that we will be classified as a PFIC for U.S. federal income tax purposes in future years.  Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce, or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.

Given that we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, investors are not afforded the same protections or information which would be ordinarily available were they investing in a U.S. public corporation.

In accordance with the requirements of the Australian Securities Exchange and the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian Accounting Standards and International Financial Reporting Standards (IFRS). Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We lodge annual audited results presented in accordance with Australian Accounting Standards and IFRS as issued by International Accounting Standards

Board with the SEC on Form 20-F. Subject to certain exceptions, we are also required to immediately disclose to the Australian Securities Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as (i) any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price; (ii) any changes in our board of directors; (iii) any purchase or redemption by us of our own equity securities; (iv) interests of directors in our shares or debentures; and (v) changes in our capital structure. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to investors were they investing in a U.S. public corporation.

Future issuances and sales of our stock could dilute your ownership and cause our stock price to decline

We intend to continue to finance our operations through the issuance of securities, if feasible, including by way of the public equity markets, private financings and debt. If we raise additional capital through the issuance of equity or securities convertible into equity, existing holders of our securities may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of our ordinary shares. Additional financing may not be available to us on favorable terms, and financing available at less favorable terms may lead to more substantial dilution of existing shareholders.

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we have previously been required to perform an evaluation of our internal control over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal control over financial reporting; and (2) our independent registered public accounting firm’s annual audit of the effectiveness of internal control over financial reporting. In 2010, the enactment of the Dodd Frank Bill resulted in an exemption from Section 404(b) of the Sarbanes-Oxley Act for fiscal 2010 onwards, meaning that we did not have to comply with point (2) above.  For further information, see “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

The requirements of Section 404(a) of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as our business develops. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered. If our efforts to remediate weaknesses identified are not successful or if other deficiencies occur, these weaknesses or deficiencies could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or other material effects on our business, reputation, results of operations, financial conditions or liquidity.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constituent document, or Constitution, as well as the Corporations Act 2001 and the ASX Listing Rules set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

ITEM 4.                INFORMATION ON THE COMPANY

Item 4.A.               History and Development of the Company

We were incorporated in September 1989 as Almagest Pty. Ltd. in the State of Queensland, Australia, and changed our name to Progen Industries Pty. Ltd. in April 1990.  In 1991, we converted to a public limited liability company under the name Progen Industries Limited and introduced our first life sciences products to the Australian market for use in DNA recombinant research. In March 2007, we changed our name to Progen Pharmaceuticals Limited to better reflect the Company’s focus on the discovery and development of novel cancer therapies.

Since October 1993, we have been engaged in the research and development of small molecule pharmaceuticals, including heparanase inhibitors, that are potent and selective inhibitors of carbohydrate-protein interactions implicated in a range of disease states. Our research and development activities are conducted in collaboration with private industry and academic and research institutions in Australia, the United States and elsewhere.

As part of our focused strategy towards drug discovery and development, we sold our Life Sciences division in November 2003 and intend to pursue selective strategic alliances to complete product development and move our product candidates into the marketplace.

In February 2008, the Company acquired CellGate, Inc., a California-based oncology drug development company. This acquisition provided the Company with a product candidate in Phase 1 and multiple preclinical compounds.

For many years, PI-88 has been the lead product candidate in Progen’s drug development pipeline. In March 2008, the Company commenced a Phase 3 human clinical trial of PI-88 in patients with post-resection liver cancer (the PATHWAY trial). In July 2008, the Company terminated this Phase 3 trial for commercial reasons.

Following the termination of the Phase 3 trials of PI-88 and its subsequent licensing, various requisitions were received from shareholders for general meetings to remove current board members and appoint new board members.  Such meetings were held on January 9, 2009, March 27, 2009 and July 17, 2009.  In the March 27 meeting, four Progen directors were removed from office.  In the July 17 meeting, three shareholder candidates were appointed as directors of the Company.

On July 1, 2009, our subsidiary, PharmaSynth, executed a license agreement with a U.S.-based company, Global TransBiotech Inc. to conduct Phase 3 trials and subsequently commercialize muparfostat (formerly known as PI-88).  This license agreement was terminated on April 8, 2010 due to a lack of progress in the compound’s development.

On August 4, 2009, Progen instituted proceedings in the Supreme Court of Queensland (“the Court”) against various shareholders alleged to have contravened section 606 of the Corporations Act 2001. Progen sought an order to restrain the respondents from contravening section 606 of the Corporations Act 2001, and further or alternatively, an order vesting all of the respondents’ shareholdings in Progen in the Australian Securities & Investments Commission.

On November 18, 2009, the parties reached a settlement designed to restore stability to the Company.  The key aspects of the settlement were as follows:

•      The respondents were not to cause a general meeting to be convened for a period of 18 months concerning resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board;

•      for a period of 18 months, the respondents were to cause their shares to be voted on resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board, in accordance with the recommendations of a majority of directors of Progen;

•      for a period of 18 months, the respondents are not to increase their shareholding in Progen, subject to certain exclusions;

•      Progen was to pay Medigen Biotechnology Corp. $1.8 million in full and final settlement of a commercialization milestone arising from a previous agreement; and

•      Progen was to immediately terminate the employment of its then CEO, T Justus Homburg.

On June 30, 2010, the Company signed a license and collaboration agreement with Medigen Biotechnology Corp. for the exclusive rights to PI-88.  We are entitled to various milestone payments linked to progression in the development of PI-88 and to date have received two milestone payments, relating to regulatory approval to commence the trial (April 2011), and the commencement of patient recruitment (September 2011).  We are also entitled to royalties on all product sales upon commercialization.

During the first half of  2010, Progen undertook a strategic review of its assets and the recommendation was made to the Board that the assets acquired in the February 2008 CellGate acquisition (CellGate Assets) should be divested to place a strategic focus on Progen’s core competencies — dual mechanism oncology products.

On October 29, 2010, the Company closed its U.S. office based at 2479 East Bayshore Road, Suite 709, Palo Alto, California, 94303.  The closure also resulted in the termination of two part-time positions and the Company’s Chief Scientific Officer, Dr Laurence Marton.

Following the Board’s decision to divest the CellGate Assets, Progen closed down the California and North Carolina offices of its subsidiary, Progen Pharmaceuticals Inc and has significantly scaled back its presence in the U.S.  This has resulted in a substantial administrative cost saving for the Company.

The Company divested the intellectual property held by Progen Pharmaceuticals Inc to a new incorporated entity, Epi Pharmaceuticals Inc (“EPI”).  EPI is incorporated in the USA and holds all of the epigenetic and cell proliferation assets acquired through the CellGate acquisition.

The goals of the restructuring were to place the CellGate Assets and related assets into a separately funded or fundable vehicle in order to eliminate or minimize any existing and future obligations of Progen related to CellGate stockholders or the CellGate licensors, limit further investment by the Company into these programs and preserve potential returns for Progen shareholders.

Under this structure, a combination of equity and debt instruments, royalties and milestone payments were issued to various parties that were entitled to consideration pertaining to the development of the CellGate Assets.  In return, Progen extinguished its obligations under the contracts with these parties, reducing the economics owed to these parties to make the assets investable, whilst itself retaining a significant interest in this new entity.

In exchange for giving up their right to the potential milestone payments, the former CellGate holders (including SLIL Biomedical Corporation which was previously acquired by CellGate) have received equity in EPI, along with Progen as follows:

Holder	Shares	% Ownership of EPI
CellGate holders	5,737,500 Series A Preferred	45
SLIL Biomedical	1,530,000 Series A Preferred	12
Progen	5,482,500 Series A Preferred	43

EPI entered into new amended and restated license agreements with Johns Hopkins University/Wayne State University and Wisconsin Alumni Research Foundation (WARF) to secure the epigenetic and cell proliferation assets, including PG11047, PG11144 and other epigenetics program compounds.

In January 2012, the Company issued EPI Convertible Promissory Note (“Note”) for the principal sum of AU$280,000.00, at an interest rate of simple interest at 7% per annum. The maturity date of the Note and all accrued interest thereon shall be due and payable on the earlier of (i) the date of the Company’s (or its sublicensee’s) first receipt of approval from the U.S. Food and Drug Administration, of a New Drug Application, or from the European Medicines Agency, of a Marketing Authorisation Application, for any Product (as defined in that certain Amended and Restated Standard Exclusive License Agreement between the Company and Wisconsin Alumni Research Foundation, dated May 10, 2011, (ii) the effective date of any Distribution or (iii) May 10, 2021.

If at the Maturity Date this Note has not been converted or repaid, then at Progen’s election, the outstanding principal amount of the Note and all unpaid interest thereon shall either be due and payable by EPI in cash or shall automatically convert into shares of the Company’s Series A Preferred Stock at a conversion price of $1.00 per share.

During 2012 EPI fully exhausted the principal sum as loaned under the Note.

In September 2012, the directors and shareholders of EPI decided to  dissolve the entity after not being able to find a counterparty to provide ongoing funding to support and develop the assets. Following this decision, Progen does not expect to be repaid the sum loaned under the Note.

In November 2010, Progen commenced an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors.  This study treated patients until it was stopped in September following unforeseen injection site reactions in patients.  Progen is currently conducting further preclinical tests with the view of using an intravenous route of administration for PG545 moving forward and in particular is undertaking a definitive Good Laboratory Practice toxicology study for PG545 using an IV route of administration.

In August 2011, the Company completed a major restructure of its Board and senior management.  As a result, the Board was reduced to three, CEO Sue MacLeman departed the Company and General Manager of Finance and Company Secretary Paul Dixon reverted to a consultancy arrangement with the Company.  Further, the company relocated its executive offices to 2806 Ipswich Road, Darra QLD which was the existing premises of its manufacturing subsidiary, PharmaSynth.

In August 2012 the Company appointed an additional Company Secretary Blair Lucas. In October 2012 Paul Dixon resigned as Company Secretary and Blair Lucas would replace him. Paul Dixon also resigned as General Manager Finance and was replaced by Lee Horobin on a consultancy basis.

We have incurred significant losses since our inception and as of June 30, 2012, our accumulated losses were $150,104,315. We expect to incur additional operating losses for the year ending June 30, 2013 on the development of our clinical product candidate PG545 as well as other potential product candidates.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the OTCQB market (OTCQB: PGLA).

Corporate Information

Our principal executive offices are located at 2806 Ipswich Road, Darra Queensland 4076, Australia. Our telephone number is + 61 7 3273 9133.

We make available free of charge on or through our web site our annual reports on Form 20-F as soon as practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. Our web site is located at www.progen-pharma.com.  Information contained on our web site is not incorporated by reference into and does not form a part of this Annual Report.

Progen is a registered trademark of Progen Pharmaceuticals Limited. Trademarks, tradenames or service marks of other companies appearing in this Annual Report are the property of their respective owners.

Item 4.B.               Business Overview

We are a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.

The Company operates the Research and Development business segment primarily in Australia following the closure of the U.S. office in October 2010.

Progen’s primary focus is on dual mechanism anti-angiogenesis oncology products, which control tumor size and spread.

Angiogenesis

Progen’s angiogenesis products have been developed to target a number of proteins, including VEGF and FGF-2, which bind to a complex sugar called heparan sulfate. PI-88 was formerly our lead product candidate from this technology platform. PI-88 is currently licensed to a Taiwan-based company for all oncology indications seeking global registration. The PG500 program capitalizes upon Progen’s longstanding expertise in the area of heparan sulfate mimetics. This program is aimed toward providing a product for clinical development with significant enhancements to the first generation products (e.g. PI-88) in efficacy, manufacturability and pharmacokinetic properties. Our lead candidate, PG545, is currently being put through pre-clinical models using an intravenous route of administration, with a view to recommencing a phase 1 clinical trial in the future.  PG545 had completed toxicology studies, gained ethics approval in Australia and was treating patients in a Phase I clinical trial using a subcutaneous route of administration.  The trial was stopped due to unforeseen injection site reactions in humans.

Products

The following table lists the Company’s products currently under development:

Product	Principal Uses	Status	Next Significant Milestone
Muparfostat (PI-88)	Cancer	Phase 3 Clinical Development (undertaken by Medigen)	• Completion of Phase 3 Liver Cancer Trial by Medigen

PG545	Cancer	Preclinical models to assess efficacy and safety using intravenous route of administration (IV)	• Commencement of new Phase 1 clinical trial using IV • Data analysis of new Phase 1 clinical trial

Heparanase Discovery Program	Cancer	Discovery	• Currently on hold due to resource constraints

PI-88

PI-88 Description

PI-88 is a carbohydrate-based small-molecule which is believed to work via two mechanisms. Firstly, it inhibits the enzyme heparanase, which plays an important role in tumor spread and invasion through surrounding tissues. Tumors must ordinarily degrade the basement membrane and extracellular matrix of surrounding tissues in order to grow and heparanase is an enzyme that facilitates this process. By inhibiting this degradation process, PI-88 reduces the ability of tumors to expand and spread. Secondly, PI-88 exerts an anti-angiogenic effect by inhibiting the interaction between growth factors, heparan sulfate and cellular receptors. As tumors grow, they require additional blood supply to provide oxygen and nutrients. The generation of these new blood vessels to supply additional blood supply is a process known as angiogenesis, and it is controlled in part by proteins such as Vascular Endothelial Growth Factor, or VEGF, and Fibroblast Growth Factor, or FGF-1 and FGF-2, binding to their receptors. PI-88 competitively links to the binding domain of these growth factors, limiting their ability to bind to heparan sulfate and their receptors. Angiogenesis has been widely validated as an important target in the development of novel anti-cancer therapies; however, PI-88, a First-in-Class heparanase inhibitor, employs a unique mechanism to target angiogenesis.

Most oncology drugs are designed to be toxic to the cancer, as their name — cytotoxics — indicates. These drugs are designed to eradicate tumor cells, often with adverse consequences for non-cancerous cells as well. Historically, the efficacy of cytotoxic compounds was measured by assessments such as the degree to which tumors shrink. PI-88 belongs to the class of cytostatic drugs. As the name implies, cytostatic drugs are designed to keep the disease stable, so the efficacy of these cytostatic drugs is measured by assessments such as time to disease recurrence, disease progression, time of stable disease, disease free survival, and overall survival.

License of muparfostat (PI-88) to Medigen Biotechnology Corp

On June 30, 2010, Progen announced that a binding license and collaboration agreement had been executed with Medigen Biotechnology Corporation (Medigen) for the development and commercialization of muparfostat globally.

The agreement grants Medigen the exclusive worldwide and sub-license rights for the commercialization of muparfostat for the therapeutic and prophylactic treatment of cancer. The agreement includes royalties on sales of muparfostat as well as milestones payments at the following time points:

•              when regulatory approval is obtained for commencement of the Phase III trial;

•              when the Phase III trial is commenced;

•              when the  Phase III trial is completed; and

•              when regulatory approval is in place for the product to be marketed.

To date, Medigen has achieved the first two milestones.  There are also additional milestone payments due to Progen based on follow-up market approvals.  Progen is also contracted to manufacture the clinical trial material via its subsidiary company, PharmaSynth.

The intellectual property owned or licensed by Progen to Medigen includes the rights to PI-88 covered in the global patent family entitled “Preparation and Use of Sulfated Oligosaccharides”. It does not include any intellectual property relating to Progen’s PG500 series compounds. The term of the agreement is 15 years from the commencement date (July 1, 2010) unless terminated earlier in accordance with the agreement.

PI-88 Clinical Development Program

All clinical trials of PI-88 have been conducted under an active Investigational New Drug Application, or IND, with the FDA. In the preclinical and clinical studies executed to date, PI-88 has shown an acceptable safety and tolerability profile in clinical trials. PI-88 has also showed signs of clinical efficacy in PI-88’s multinational clinical development program.

Phase 2 clinical trial of PI-88

Our metastatic melanoma trial recruited patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) was investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study was to determine whether PI-88 can increase efficacy in combination with DTIC. The approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance efficacy in combination with chemotherapy in patients with various solid tumors, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC was conducted across seven sites in Australia and at three sites in U.S.   The data showed that for the primary end-point of non-progression after 18 weeks of treatment, PI-88 did not provide additional benefit to patients with advanced melanoma when used in combination with decarzabine, as this combination was not more efficacious than dacarzabine alone or for the secondary end-points of time to progression, progression free survival response rate and duration of response.

Commercialization Strategy for PI-88

Worldwide oncology rights to PI-88 have been licensed to Medigen Biotechnology Corp, who will further develop and commercialize the compound and thus  Progen will not undertake any further development in melanoma at this stage.

PG545

PG545 Description

PG545 is a heparan sulfate mimetic and its efficacy as an anti-tumor agent is based on a dual mechanism critical to the growth and progression of solid tumors, namely angiogenesis and metastasis.  PG545 is Progen’s lead candidate from the PG500 series.

PG545 Preclinical Development

This compound has been shown to inhibit solid tumor progression in a variety of animal models of melanoma (B16F1 syngeneic mouse model), breast cancer (T41 orthotopic mouse model), lung cancer (LLC/2 syngeneic mouse model), human colorectal cancer (HT29 xenograft model), human pancreatic cancer (MiaPaCa-2 xenograft model), human breast cancer (MDA-MB-231 xenograft model), human prostate cancer (PC3 xenograft model) and human liver cancer (HepG2 xenograft model and Hep3B orthotopic model). Importantly, these compounds also potently block the development of metastases as shown in the aforementioned B16F1, T41 and LLC/2 models.

Potent inhibition has also been observed in other in vitro models such as the tube formation assay and the rat aortic angiogenesis assay. Daily treatment or twice weekly treatment significantly reduced angiogenesis in the in vivo AngioSponge™ model. Blocking these interactions inhibits the angiogenesis and metastasis processes critical in tumor growth and progression.

Through a lead validation methodology incorporating aspects such as efficacy, pharmacokinetics, toxicology and ease of manufacture we have identified PG545 as the lead compound. Pharmacokinetic studies have demonstrated that half-life of PG545 in mice or rats is in the region of 21-50 hours and elimination is reasonably slow. Thus, the current dosing schedule of a once weekly subcutaneous injection has been found to be sufficient to maintain significant antitumor activity in many of the cancer models mentioned previously. Non-GLP toxicology studies have been completed in mice, rats and dog and data supports the progression of PG545 toward the clinic.

Phase I clinical trial of PG545

In late 2010 the Company opened the study entitled “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors”.  During the study, patients experienced injection site reactions following sub-cutaneous injection with PG545.  In September 2011, the Company decided not to continue with dose escalation and to close the study.  Progen is reviewing the route of administration and conducting preclinical studies to investigate intravenous injection as an alternative route of administration.

Heparanase Discovery Program

The Heparanase discovery program is targeted towards the identification of molecules that selectively inhibit the enzyme heparanase.

The objective of this program is to replenish and to diversify the Company’s product development portfolio by creating a robust drug pipeline.   Presently, the company is directing funds towards PG545 development; however Progen may reinitiate this discovery program in the future.

Manufacturing

PharmaSynth Pty Ltd (PharmaSynth), a subsidiary of the Company, operates a current good manufacturing practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis. PharmaSynth’s business is the provision of contract pharmaceutical manufacturing development services and manufacture of material for phase 1 to phase 3 clinical trials, as well as the manufacture of veterinary and animal health products.

Government Regulation

General

Regulation by government authorities in the U.S., Australia and other countries in which the Company operates is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and development activities. The nature and extent to which such regulation applies to us will vary depending on the nature of any products which may be developed by us. We anticipate that many, if not all, of our proposed products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in European and other countries. Various governmental statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and recordkeeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money, and there can be no guarantee that approvals will be granted.

The Company is also subject to various laws, regulations, policies, guidelines and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the protection of the environment. Furthermore, there has been a general trend towards greater regulation of the pharmaceutical industry and its products.

Manufacturing

The manufacturing facility, run by PharmaSynth, is licensed by the Australian Therapeutic Goods Administration for the manufacture of biological-based starting materials for human therapeutics to cGMP and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to regular inspections by the TGA. We cannot make any assurances that we will continue to be in compliance with cGMP requirements. Failure to comply with cGMP requirements or with any other international requirements could have a material adverse effect on our business, financial condition and results of operations.

Research and Development

The research and development, manufacture and commercialization of our pharmaceutical products are subject to regulation by governmental entities in Australia and other countries including the United States. Pharmaceutical products are subject to rigorous regulation by the TGA under the Australian Therapeutic Goods Act, by the FDA in the United States, and by similar health authorities in foreign countries under laws and regulations that govern, among other things, the testing, clinical trials, manufacture, safety, efficacy, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution of such products. Product development and approval within this regulatory framework is uncertain and can take a number of years and require the expenditure of substantial resources. Any failure to obtain regulatory approval or any delay in obtaining such approvals could have a material adverse effect on our business, financial condition and results of operations.

Australian Government Regulation

The steps required before a drug may be approved for marketing in Australia generally include:

•                                          Preclinical laboratory and animal testing;

•                                          Submission to the TGA of a clinical trial notification, or CTN, or a clinical trial exemption, or CTX, application for human trials;

•                                          Submission of an investigators’ brochure and clinical protocols to the independent ethics committee, or IEC, of each institution at which the trial is to be conducted;

•                                          Adequate and well-controlled clinical trials to demonstrate the safety and efficacy of the product;

•                                          Development of chemistry, manufacture and control documentation, which demonstrates that the manufacture of the product conforms to GMP guidelines;

•                                          Submission of the manufacturing, preclinical and clinical data to the TGA; and

•                                          Approval by the TGA for inclusion in the Australian Register of Therapeutic Goods.

The testing and approval processes for a drug require substantial time, effort and financial resources. Furthermore, post-market surveillance must be carried out, and any adverse reactions to the drug must be reported to the TGA. We cannot make any assurances that any approval will be granted on a timely basis, if at all.

Preclinical studies include laboratory evaluation of the product as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical studies are submitted to each investigator’s IEC and, in some instances, to the TGA. Approval by each IEC and by the TGA is necessary before clinical trials can commence. An IEC is a review committee at each institution at which a study is conducted and is set up under guidelines of the Australian National Health and Medical Research Council. The role of an IEC is to review proposals for clinical trials, and approve and subsequently monitor the clinical trials.  The IEC will consider, among other things, ethical factors and the safety of human subjects. We cannot make any assurances that submission to the applicable IECs and the TGA will result in authorization to commence clinical trials.

Clinical trials are typically conducted in three sequential phases that may overlap:

•                                          Phase 1 clinical trials that involve the initial introduction of the drug into human subjects and the exploration of its safety (adverse effects), dosage tolerance, absorption, metabolism, excretion and pharmacodynamics;

•                                          Phase 2 clinical trials that (i) evaluate the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks. Phase 2 trials usually involve studies in a limited patient population; and

•                                          Phase 3 clinical trials that generally further evaluate clinical efficacy and further test for safety within an expanded patient population sufficient to provide statistically significant data.

In the case of products with a high risk of toxicity, the initial clinical trials are sometimes conducted in patients with the target disease rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase 2 clinical trials. We cannot make any assurances that Phase 1, Phase 2 or Phase 3 testing will be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, the TGA and/or the applicable IEC may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

All PI-88 patient clinical trials have been conducted under an active IND application with the FDA, under a CTN application with the TGA for Australian sites and other health authority jurisdictions where relevant.

All PG11047 patient clinical trials have been conducted under an active IND application with the FDA.

The closed patient clinical trial in PG545 was being conducted under a CTN application with the TGA.

In order to obtain Australian marketing approval for a drug, the results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the TGA with a request for registration of the product in the Australian Register of Therapeutic Goods. The TGA may delay approval if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. We cannot make any assurances that approval by the TGA will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed.

U.S. Government Regulation

FDA approval to market our drug products in the U.S. is expected to be undertaken by us or in conjunction with a commercial partner. The approval process of the FDA and TGA are similar, with substantial requirements for preclinical research, conduct of clinical trials, and manufacture of the product. Human clinical testing of a new drug requires the submission of an IND that must include the results of preclinical studies, together with manufacturing information and analytical data. We cannot make any assurances, however, that submission of an IND will allow us to commence clinical trials. In addition to the IND process, the clinical trial protocol also requires approval by the study sites Institutional Review Board (IRB), a similar process to the IEC review performed for Australian based trials. Furthermore, once trials have commenced, the FDA or IRB may stop the trials, or particular types of trials, by placing a “clinical hold” on such trials because of, for example, concerns regarding the safety of the product being tested. Such holds can cause substantial delay and, in some cases, may require abandonment of a product. In addition, Phase 4 clinical trials may be required by the FDA following initial license approval, to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as “Phase 3/4 post-approval clinical trials.”  Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of product approval under accelerated approval regulations.

The results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a New Drug Application, or NDA, requesting approval to market the product. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility is in GMP compliance. The FDA may delay an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. We cannot make any assurances that FDA approval of any NDA submitted by us will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed.

Patents

Our success will depend in large part on whether we can:

•                                          Obtain patents to protect our own products;

•                                          Obtain licenses to the patented technologies of third parties;

•                                          Operate without infringing on the proprietary rights of third parties; and

•                                          Protect our trade secrets and know-how.

For a discussion of the risks and uncertainties associated with our intellectual property position, see “Risk Factors — Our success depends upon our ability to protect our intellectual property and our proprietary technology.”

The Company’s policy is to protect and defend the intellectual property associated with its technology and products, principally through patent protection. We achieve this by filing patent applications for discoveries made by our scientists, as well as those that we make in conjunction with our scientific collaborators and strategic partners.

The most material of these patents and patent applications being:

1.              PI-88 — Composition of matter and method of use patent families have been granted in countries including the U.S., Canada, Australia, Korea, Taiwan, Japan, Europe, China, South Africa and New Zealand. The PI-88 composition of matter patent expires in 2016. PG545 — composition of matter compounds and method of use patents have been granted in countries including Australia and South Africa, while patents are pending in various other key jurisdictions.  The PG545 composition of matter patents and patent applications expire in 2028.

The availability and breadth of claims allowed in biotechnology and pharmaceutical patents is highly uncertain and generally involves complex legal and factual questions. We cannot make any assurances that any of our pending or future patent applications will be approved, or that we will develop additional proprietary products or processes, or be able to license any other patentable products or processes. We also cannot make any assurances that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, patents held by third parties may prevent the commercialization of products incorporating the technology developed by or licensed to us, and third parties may challenge or seek to narrow, invalidate or circumvent any or all of the issued, pending or future patents owned or licensed by us.

If it were determined that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot make any assurances that the licenses required under patents held by third parties would be made available to us on acceptable terms, or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents.

We also believe that because of the differences in patent laws, foreign patents, if obtained, and the protection afforded by such foreign patents and foreign intellectual property laws may be more limited than that provided under Australian or United States patents and intellectual property laws. Litigation, which could result in substantial costs and diversion of effort on our part, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of the invention for patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could have a material adverse effect on our business, financial condition and results of operations.

Licenses

PI-88. We have an exclusive worldwide license from the Australian National University in Canberra, Australia, to five families of patents and patent applications relating to PI-88, our sulfated oligosaccharide heparanase inhibitor. Our license rights terminate in 2026. Our license with the Australian National University requires us to pay the University a portion of PI-88 related payments that we receive including royalties on sales of PI-88 as well as on any fees we receive from sublicensing this technology. In addition we are the assignee to a sixth patent application.

PI-88 (muparfostat) was out-licensed to Medigen Biotechnology Corp. on June 30, 2010. Under the agreement, Progen’s subsidiary, PharmaSynth, is to provide the technical and manufacturing support to Taiwan-based Medigen Biotechnology Corp. to develop and commercialize muparfostat elsewhere in the world.  We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization. To date, Progen has received two milestone payments, being related to the regulatory approval for the commencement of the Phase 3 clinical trial and one for the commencement of recruitment.

Proprietary Technology

In addition to patent protection, we rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise, all of which are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants. We cannot make any assurances that these agreements will not be breached, that we will have adequate remedies for any breach, or that our unpatented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot make any assurances that persons not bound by an invention assignment agreement will not develop relevant inventions.

Competition

Drug Development

We face competition in each of our target product markets. The pharmaceutical and biotechnology industries are also intensely competitive. Our anti-cancer pharmaceutical product candidates would be subject to significant competition from existing drugs and therapies, as well as from products and therapies utilizing alternative or similar technologies. There are many pharmaceutical and biotechnology companies, and public and private academic institutions and research organizations actively engaged in the research and development of alternative products and therapies for the treatment of diseases that we have targeted for product development. Many of these organizations have greater financial, technical, manufacturing and marketing resources.

Some of our competitors may succeed in developing products earlier than us, obtain governmental approvals more rapidly than us, or develop products that are safer and more effective than those under development by us. Other companies may also develop products or therapies that render our technology and products obsolete or non-competitive. We also cannot make any assurances that any therapy developed by us will be preferred to any existing or newly developed technologies. Some of our competitors may succeed in developing treatments that are superior to any therapy or product developed by us. Our ability to successfully compete with these and other companies will also depend to a considerable degree on the continuing availability of capital to us, as well as our ability to recruit and retain highly qualified scientific personnel and consultants, and to compete with the established manufacturing and marketing capabilities of our competitors.  Competition among products will be determined by, among other things, efficacy, safety, convenience, reliability, price and patent position.

Contract Manufacturing

The clients of our contract manufacturing business, PharmaSynth, are mostly from Australia with a limited number also from Asia. Our ability to compete with our competitors will depend on our marketing efforts, our ability to remain cost competitive, recruit and retain qualified personnel and maintain adequate levels of compliance with regulatory bodies.

Item 4.C.               Organizational Structure

Progen Pharmaceuticals Limited acts as an operating holding company of a group consisting of its directly held subsidiaries. Progen Pharmaceuticals Limited has the following subsidiaries:

	% Held	Country of Incorporation
PharmaSynth Pty Ltd	100	Australia
Progen Pharmaceuticals, Inc.	100	U.S.A. (Delaware)

The Company has a 43% interest in Epi Pharmaceuticals Inc., (EPI) a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. EPI has not had any transactions in the period and the investment is carried at a $nil carrying value.  EPI is in the process of being dissolved by its directors and shareholders.

Item 4.D.               Property, Plant and Equipment

The Company leased its principal offices at Toowong, a suburb of Brisbane, Queensland, Australia until October 2011.  In August 2011, all staff relocated to 2806 Ipswich Road, Darra,

Queensland, Australia.  This is also the location of PharmaSynth Pty Ltd’s manufacturing facility.

Progen Pharmaceuticals, Inc, a subsidiary of the Company, leased offices at 2479 East Bayshore Road, Palo Alto, California, USA, until the closure of this office on October 29, 2010.

PharmaSynth Pty Ltd, a subsidiary of the Company, leases an 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in Darra, also a suburb of Brisbane, Queensland, Australia. This manufacturing facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function.

This facility is used to manufacture a range of biological products, including the PI-88 active pharmaceutical ingredient for clinical trials and preparation of PG545 for preclinical and clinical trials. It is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

This manufacturing facility is licensed by the Australian Therapeutic Goods Administration, or TGA, for the manufacture of biological-based starting materials for human therapeutics to cGMP standards and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms. The TGA regulates the manufacture of compounds intended as starting materials for human therapeutics. In addition, the facility is licensed by the Australian National Registration Authority for manufacture of sterile and immunobiological veterinary products to cGMP standards and by the Australian Quarantine and Inspection Service as a quarantine facility.

The lease agreement for Progen Pharmaceuticals Ltd and PharmaSynth Pty Ltd’s manufacturing facility and offices with Difran Pty Ltd is for three years commencing August 2011 with the option to renew for a further three year termWe pay a current rental of $143,535 per annum. A copy of the lease is attached herewith as Exhibit 4d.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report.

This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in “Item 3. Key Information — Risk Factors” above and elsewhere in this Annual Report.

Overview

We have incurred significant losses since our inception and as of June 30, 2012, our accumulated losses were $150,104,315. We devote a substantial portion of our financial resources to fund the development of our cancer product candidates and our drug discovery research efforts. Whether we incur operating losses for the financial year ending June 30, 2013 and beyond, and if so the extent of those losses, depends on research and development efforts, licensing arrangements, success of our cancer product candidates and potential merger and acquisition activity.

Our operations have historically been financed by the issuance of capital stock because it is generally difficult to fund pharmaceutical research via borrowings due to the lack of revenues to service debt and the significant inherent uncertainty as to results of this research and the timing of those results.

Critical Accounting Policies

The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by IASB. These accounting principles require us to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Based on the nature of our operations, our accounting policies do not require difficult, subjective or highly complex judgments and therefore our reported amounts are not subject to material variation based on changes in assumptions. Our significant accounting policies are more comprehensively described in Note 2 to the financial statements.

The following are the most significant accounting estimates and judgments we apply in producing our consolidated financial statements.

Revenue recognition

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

Licensing revenue from milestone payments are recognized when the milestone has been achieved by the licensee.

(ii) Interest income

Revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiary’s functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of consolidated group companies’ functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognized in the foreign currency translation reserve in equity.

Intangible assets

Intangible assets acquired separately or in a business combinations are initially measured at cost. The cost of an intangible asset acquired in a business combination or as an asset acquisition is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is recognised in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortization period or method, as appropriate, which is a change in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Share-based payment transactions

The Company provides benefits to employees (including senior executives) and consultants of the Company in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in Note 12 to the financial statements. The fair value of shares is determined by the market value of the Company’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Company’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The statement of comprehensive income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Item 5.A.               Operating Results

Years ended June 30, 2012, 2011 and 2010

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2012 was a loss of $3,440,398, being a decrease of 43.6% over the 2011 loss of $6,097,706. The overall operating result for the year ended June 30, 2010 was a loss of $15,837,823.

The decrease in the loss for 2012 of $2,657,308 is attributable to various factors, including a decrease in research and development expenditure of $1,427,214 following the completion of the PG11047 Phase 1b combination study in advanced cancer patients and the completion of treatment in the PI-88 Phase 2 study in metastatic melanoma.  General and administrative savings of $2,360,095 were realised primarily due to reduced legal and other consultancy fees, savings from the termination of the CEO position and office relocation as a result of restructuring.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2010, 2011 and 2012 is as follows (in AUD):

	Years Ended June 30,
	2010	2011	2012
Revenue from manufacturing services	$1,972,683	$2,584,456	$2,008,145
License fee revenue	—	474,744	510,360
Interest income	738,788	551,496	316,385
Total revenue from continuing operations	$2,711,471	$3,610,695	$2,834,890

For the fiscal year ended June 30, 2012, revenues from manufacturing services division decreased 22.3% to $2,008,145 due to the delivery of fewer manufacturing contracts.

For the fiscal year ended June 30, 2011, revenues from manufacturing services division increased 31.0% to $2,584,456 due to additional manufacturing contracts being received, including the contract entered between Progen and Medigen for the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement.

Interest income fell by 42.6% to $316,385 (2011: $551,496; 2010: $738,788) during fiscal year 2012 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year.

License fee revenue of $510,360 was realised in 2012 (2011: $474,744; 2010: $nil) as the Company’s licensee, Medigen Biotechnology Corporation reached its second milestone in the development of PI-88.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD):

	Years Ended June 30,
	2010	2011	2012
PI-88	$423,464	$215,187	$76,381
PI-166	$26	—	—
PG11047	$1,517,827	$555,087	$62,847
PG500 Series and Heparanase discovery	$2,220,503	$1,524,224	$291,934
Epigenetics discovery program	$610,105	$363,730	—
General research and development expenses	$319,994	$224,719	$1,024,571
Total research and development expenses	$5,091,919	$2,882,947	$1,455,733

In fiscal year 2012 expenditure on our Research and Development segment initiatives decreased year on year by 49.5% to $1,455,733, reflecting the completion of both the PG11047 combination study in the USA and the treatment of the final patient in the PI-88 metastatic melanoma study.

In fiscal year 2012, we expended $76,381 on the PI-88 Phase 2 Melanoma trial (2011: $215,187; 2010: $423,464) which has completed treatment and has proceeded to data-lock; expended $1,316,505 onPG545, research and drug development activities.  Expenditure of $62,847 was booked against the completed PG11047 phase 1b combination study in the U.S.

Our lead non-partnered drug candidate, PG545 was involved in a phase 1 clinical trial during the financial year, until it was stopped due to an unforeseen injection site reaction issue. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

Our products will only be successful if:

•                  our product candidates are developed to a stage that will enable us to commercialize them or sell related marketing rights to pharmaceutical companies;

•                  we are able to commercialize product candidates in clinical development or sell the marketing rights to third parties; and

•                  our product candidates, if developed, are approved.

We depend on the successful completion of these goals in order to generate significant revenues. We also enter into collaboration agreements for the development and commercialization of our product candidates. We cannot control the amount and timing of resources our collaborators devote to product candidates, which may also result in delays in the development or marketing of our products.

Because of these risks and uncertainties, we cannot accurately predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost.

Without revenue generated from commercial sales, we anticipate that funding to support our ongoing research, development and general operations will primarily come from public equity financings, collaborations, milestones and licensing opportunities from future collaborations.

Administrative and Corporate Expenses

Administrative and corporate expenses in fiscal year 2012 were $2,360,095 below fiscal 2011, primarily due to savings of $1,360,347 from the termination of the CEO position and office relocation as a result of restructuring. Further, there were savings of $495,000 in management consulting and legal fees due to the consultancy fee provision relating to the divestment of the CellGate assets which was recovered in 2012. The savings was further expanded due to the reduced foreign exchange losses of $109,511 due to reduced U.S. deposits and stronger Australian Dollar against the U.S. Dollar.

Administrative and corporate expenses in fiscal year 2011 were $2,873,062 below fiscal 2010, primarily due to savings in management consulting fees and legal fees of $1,210,495 and $780,299, respectively.  This is primarily due to the recognized consultancy fee provision relating to the divestment of the CellGate assets in fiscal 2010 and minimized external legal and consultancy fees. Further, amortization relating to the impaired intellectual property rights of $360,571 was booked in fiscal 2010. The savings was further expanded due to the reduced foreign exchange losses of $433,901 due to reduced U.S. deposits and stronger Australian Dollar against the U.S. Dollar.

Rentals on operating leases significantly decreased $517,523 or 870% in fiscal 2012 over fiscal 2011 to $59,453. This is due to the savings realized from the office move in September 2011 from Toowong corporate offices to the manufacturing facility at Darra offices including savings from reduced electricity charges.

Rentals on operating leases increased $183,354 or 46.4% in fiscal 2011 over fiscal 2010 to $576,976. This is due to the termination provision of lease agreement relating to Progen Pharmaceuticals Limited corporate office in October 2011 per the tenancy agreement reduced by the cost savings that resulted from the closure of US office.  Further, a CPI increase on both Progen and PharmaSynth premises contributed to the increase.

Rental costs on the corporate offices of Progen Pharmaceuticals Limited and Progen Pharmaceuticals, Inc. are included in Administrative and corporate expenses, whilst rental costs of the Darra manufacturing facility are included in Manufacturing facility expenses.

Manufacturing Facility Expenses

In the fiscal year 2012, manufacturing facility expenses increased by 6.6% to $2,670,949 over fiscal 2011.

Other Income

We realized total net other income of $56,195 in fiscal 2012, compared with $55,752 in fiscal 2011 and $150,371 in fiscal 2010. The components of Other Income as shown in our statement of comprehensive income included elsewhere in this Annual Report are (in AUD):

	Years Ended June 30,
	2010	2011	2012
Other income	$150,371	$55,752	$56,195
Total other income	$150,371	$55,752	$56,195

Income Taxes

Due to the Company’s loss position, no income tax expense has been recognized in any period.  The Company has tax losses in Australia of $150,010,411 in fiscal 2012 (2011: $147,554,000, 2010: $142,700,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has U.S. federal and state net operating loss carry-forwards of US$8,296,000 and US$63,000, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Impairment Loss

During fiscal 2012, the Company recognized an impairment loss of $1,494 relating to the computer and office equipments write-off following the closure of US office.

Item 5.B.               Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $191.3 million in net proceeds. The Company ended the 2012 fiscal year with cash and cash equivalents and held to maturity investments totaling $5,023,130 compared with $10,447,589 at the end of fiscal 2011. Cash and cash equivalents and short-term investments at June 30, 2012 were represented by a mix of highly liquid interest bearing investments with maturities ranging from 30 to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure. We believe that these investments do not constitute any material market risk exposure. The majority of cash and cash equivalents and held to maturity investments held at June 30, 2012 were in Australian dollars with the Company maintaining a small balance of U.S. dollars to service its U.S. operating subsidiary, Progen Pharmaceuticals, Inc.

Cash Flows from Operating Activities

Cash of $5,346,306 was disbursed during the year to fund consolidated net operating activities, compared to $4,650,912 in 2011.  Other than regular customers, there were no material collections received in 2012, despite decreased R&D, corporate and other expenses.

Cash Flows from Investing Activities

Cash outflows from investing activities in 2012 included $926,312 received from the proceeds of short-term investments (2011: $ 7,135,288, 2010: $11,250,288); and $77,147 on the purchase of plant and equipment (2011: $63,298, 2010: $73,964).

Cash Flows from Financing Activities

There were no cash flows from financing activities during the period ended June 30, 2012.

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs.  At present, Progen is undertaking preclinical studies for PG545.

At June 30, 2012, the Company has outstanding commitments of $2,163,809 (2011: $1,385,576, 2010: $1,662,361), of which $863,870 relates to the supply and manufacture of PI-88 to licensee, Medigen Biotechnology Co., $338,302 relates to the pre-clinical activities of PG545, $300,000 pertaining to the company’s insurance portfolio and the remainder pertaining to operating lease commitments and general expenditure commitments.

Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels required to meet minimum commitments and operating expenses. Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the Company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialization of drug development efforts and the availability of other funding.

The Company expects that it will need to raise capital within the next 12-18 months to support its ongoing activities.  We cannot make any assurances that our capital raising efforts will be successful.

The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

•                  the ability of the company to raise additional capital in the form of equity and/or government sponsored research;

•                  the continued support of current shareholders; and

•                  the ability to successfully develop and extract value from its projects that are under development.

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern. The Directors believe that the going concern basis of preparation is appropriate due to the following reasons:

•                  To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities; and

•                  The Directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities. Should the consolidated entity be unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

Item 5.C.                                             Research and Development, Patents and Licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.               Trend Information

At June 30, 2012, the Company had $5,023,130 in cash and cash equivalents and held to maturity investments.  As the Company has divested the CellGate assets (including PG11047, PG11144 and Epigenetics assets) into Epi Pharmaceuticals Inc and has finished treating patients in the PG11047 Phase 1b and PI-88 Phase 2 Melanoma trials, a significant reduction in clinical trial costs will be realized.

Item 5.E.                                            Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions, agreements or other contractual arrangements (including contingent obligations) with any unconsolidated entity that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 5.F.               Tabular Disclosure of Aggregate Contractual Obligations

As of June 30, 2012, we had known contractual obligations and commitments of 2,163,809. Of this amount, $863,870 relates to the supply and manufacture of PI-88 to licensee, Medigen Biotechnology Corp. The remaining $1,299,939 relates to the following: payment of our insurance premium ($300,000), our current operating lease obligations including the lease of our premises ($287,070), and other commitments ($590,939) most of which relates to payment obligations under various consulting and advisory agreements.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2012 (in AUD):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	$287,070	$143,535	$143,535
Insurance premium funding	300,000	300,000	—
Other commitments	1,576,739	1,576,739	—
Total	$2,163,809	$2,020,274	$143,535

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.               Directors and Senior Management

The following table sets forth certain information as of October 30, 2012 about our directors and executive officers:

Name	Position

Mr. Stuart James	Non-Executive Chairman
Dr. Julie Cherrington	Non-Executive Director (resigned 22 August 2011)
Dr. John Chiplin	Non-Executive Director (resigned 22 August 2011)
Mr. Thomas Burt	Non-Executive Director (resigned 30 November 2011)
Mr. Heng Hsin Tang	Non-Executive Director
Dr. Woei Jia-Jiang	Non-Executive Director
Mrs Sue MacLeman	Chief Executive Officer (terminated 26 August 2011)
Mr Paul Dixon	GM Finance & Company Secretary (resigned as an employee 15 July 2011 and resigned as a consultant 12 October 2012)
Mr Blair Lucas	Company Secretary
Mr Lee Horobin	General Manager Finance
Mr Les Tillack	Chief Executive Officer PharmaSynth Pty Ltd
Ms Fleur Lankesheer	Director of Legal & Business Development

Mr Stuart James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector.  Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW).  Mr James’ most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma.  He is a Member of the Supervisory Board of Wolters Kluwer NV, Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd.

Mr Heng Hsin Tang has a bachelor’s degree in Civil Engineering with honors, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial management in engineering and property development, specializing in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1 billion.

Dr Woei Jia-Jiang is a bio-entrepreneur with more than 20 years’ experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Dr Jiang was the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments.  Dr Jiang was also a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd, a subsidiary of Alchemia).

Mr Blair Lucas has served as Company Secretary and in-house counsel for a number of private and public companies in both Australia and China. He has in-depth knowledge of the Australian corporate regulatory environment and significant practical experience in China, including various capital raisings, cross-border transactions and corporate and commercial law. Blair holds an LLb (Hons), a BA in Chinese and is a member of Chartered Secretaries Australia.

Mr Lee Horobin Lee has been a financial professional since 1993 and throughout the last 10 years has worked at a Senior Finance Executive and Financial Controller level. Lee has vast experience in all forms and sizes of organisations, from small family owned business, SMEs, public service, and global management consultancy and listed corporates across a wide variety of industries, Lee has a Bachelor of Business (Accounting) (Hons) from Monash University and a Master of Business Administration (MBA) (Marketing) from Deakin University and is a Certified Practicing Accountant (CPA).

Mr Les Tillack worked for Progen Pharmaceuticals for 11 years prior to becoming Chief Executive Officer of PharmaSynth in 2008. Les has worked with and overseen the drug PI-88’s progression from preclinical to phase 3 manufacture. He has also been responsible for the tech transfer and manufacture of many client products for both clinical applications and marketed products. Les holds a Bachelor of Science in microbiology and a Bachelor of Engineering in

Chemical Engineering. Prior to joining Progen, Les spent 11 years working in clinical pathology for Drs Sullivan and Nicolaides Pathologists and has worked on various research projects for both the Department of Primary Industries and the University of Queensland.

Ms Fleur Lankesheer joined Progen as the Director of Legal & Business Development in mid-2010.  Fleur was previously a Commercialisation Manager and In-house Intellectual Property Manager with Otago Innovation Ltd.  Otago Innovation is the commercialisation office for the University Of Otago in Dunedin, New Zealand.  She was also the Business Development Manager for a subsidiary start-up company, Immune Solutions Ltd. Fleur has principally been involved in new chemical and biological entities, biomarkers, diagnostics and medical devices. Fleur has a Bachelor of Science (Biochemistry/Genetics) and a Bachelor of Laws from the University of Otago, and has eight years’ post admission legal experience.

Directors and executives who were in office during the year, but not at October 30, 2012 were:

Dr Julie Cherrington has broad-based experience in pharmaceutical companies. She joined Pathway Therapeutics as President and CEO in October 2009. Previously, Dr Cherrington was president at Phenomix Corporation,   and has held a range of positions of increasing responsibility at Gilead Sciences.

Dr John Chiplin has broad-based experience in the life science and technology industries, both from an operational and investment perspective.  His most recent accomplishment was the corporate reengineering of Arana Therapeutics, a world leading antibody developer, which resulted in the acquisition of the company by Cephalon for a significant premium to market (July 2009).  Dr. Chiplin’s Pharmacy and Doctoral degrees are from the University of Nottingham, UK.

Mr Thomas Burt has over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting.

Sue MacLeman  has Bachelor of Pharmacy from the University of Queensland, a Masters of Marketing degree at Melbourne University (Melbourne Business School), a Masters of Commercial Law degree (Deakin University) and a Fellowship with the Australian College of Pharmacy Practice. She is also a Fellow of the Australian Institute of Company Directors. Sue is also a member of the Pharmaceutical Industry Council (PIC) and Pharmaceutical Industry Working Group (PIWG) and the Chair of the Pharmaceutical Industry Development Taskforce (PIDT). Sue has previously worked at Schering Plough, Amgen Inc, Bristol Myers Squibb Pharmaceuticals, Agenix Ltd, EQiTX Ltd and prior to joining Progen Pharmaceuticals was CEO at RNAi therapeutics company Benitec Ltd.

Mr. Paul Dixon  joined Progen in late 2008 on a contract basis and in April 2009, commenced as General Manager Finance and Company Secretary on a full time basis.  Paul reverted to a contract arrangement with the Company in July 2011 and this ended 12 October 2012.  Paul holds a Bachelor of Business from Queensland University of Technology and is a member of the Institute of Chartered Accountants in Australia.  Paul is also a member of Chartered Secretaries Australia. Prior to this, Paul held accountancy positions with Style Limited,  Rio Tinto Coal Australia, Mack Trucks Australia and Betta Stores Limited.

Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Item 6.B.               Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2012:

Table 1: Non-executive directors’ remuneration for the year ended June 30, 2012.

		Short term			Post employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Stuart James	2012	200,246	—	—	18,022	—	—	218,268
	2011	138,480	—	—	12,463	—	—	150,943
Thomas James Burt(1)	2012	18,867	—	—	—	69,000	—	87,867
	2011	75,470	—	—	—	—	—	75,470
John Chiplin(2)	2012	8,744	—	—	—	—	—	8,744
	2011	61,321	—	—	—	—	—	61,321
Julie Cherrington(2)	2012	10,762	—	—	—	—	—	10,762
	2011	75,472	—	—	—	—	—	75,472
Heng Tang	2012	75,543	—	—	—	—	—	75,543
	2011	71,837	—	—	3,635	—	—	75,472
Paul Lin(3)	2012	—	—	—	—	—	—	—
	2011	59,106	—	—	—	—	—	59,106
Woei-Jia Jiang	2012	86,396	—	—	7,776	—	—	94,172
	2011	—	—	—	—	—	—	—
Total - Non-executive Directors	2012	400,558	—	—	25,798	69,000	—	495,356
	2011	481,686	—	—	16,098	—	—	497,784

(1) Resigned 30 November 2011

(2) Resigned 22 August 2011

(3) Resigned 16 June 2011

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2012.

		Short term					Post- employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $		Non monetary benefits $		Super- annuation $	Termination payment $	Options $	Total $	Options remuneration
Laurence Marton(1)	2012	—	—		—		—	—	—	—	—
	2011	218,621	—		18,645	(5)	—	39,449	—	276,715	—
Paul Dixon (2)	2012	170,086	—		—		1,296	—	(3,511)	167,871	(2.1)
	2011	149,350	4,500		—		13,847	—	3,511	171,208	2.1
Darryn Bampton(3)	2012	114,552	—		—		10,325	34,629	1,873	161,379	1.2
	2011	149,350	1,650		—		13,590	—	1,873	166,463	1.1
Susan MacLeman(4)	2012	49,863	—		—		11,488	181,481	104,107	346,939	30.0
	2011	303,738	87,210		—		35,185	—	68,170	494,303	13.8
Fleur Lankesheer	2012	170,587	—		—		15,353	—	1,404	187,344	0.7
	2011	154,552	—		—		13,910	—	1,404	169,866	0.8
Leslie Tillack	2012	119,380	1,523	(6)	—		10,881	—	—	131,784	—
	2011	115,566	13,750		—		11,638	—	—	140,954	—
Total - Other key management personnel	2012	624,468	1,523		—		49,343	216,110	103,873	995,317	10.5
	2011	1,091,177	107,110		18,645		88,170	39,449	74,958	1,419,509	5.2

(1) Resigned 31 October 2010

(2) Resigned 15 July 2011, however continued as a consultant in the same capacity until his resignation on 12 October 2012

(3) Terminated 28 February 2012

(4) Resigned 26 August 2011

(5) U.S. based health plans

(6) The percentage bonus to Leslie Tillack was 1.2%. for all Key Management Personnel the percentage bonus earned was 0%.

Item 6.C.               Board Practices

We currently have three directors. Our constitution provides that at least one-third of our directors (except the managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year.

Further, our constitution provides that directors appointed either to fill a casual vacancy or as an addition to the existing directors hold office until the next annual general meeting and are not to be taken into account in determining the directors who are to retire by rotation.

No termination benefits are provided to directors other than statutory superannuation.

Audit Committee.  At 31 October 2012, our audit committee consisted of Mr. Heng Tang (Chair), Mr. Stuart James and Dr. Woei-Jia Jiang, being non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

•                                          The appointment, compensation, retention, and oversight of the work of the independent auditors who report directly to the audit committee;

•                                          The approval of all audit and non-audit engagements and fees with the independent auditors;

•                                          The authority to engage, without board approval, independent legal counsel and other advisors, at the Company’s expense, as deemed necessary to carry out its duties;

•                                          Reviewing and monitoring the framework of our internal controls and the objectivity of our financial reporting;

•                                          Oversight of the adequacy and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures;

•                                          Reviewing, prior to filing, our unaudited interim or audited annual financial statements and discussing the statements and reports with our management and the independent auditors, including any significant adjustments, management judgments and estimates, new accounting policies and disagreement with management;

•                                          Reviewing and discussing with management the Company’s interim and year-end earnings press releases prior to the release being issued; and

•                                          Establishing and reviewing procedures for complaints received by us regarding accounting matters.

Remuneration Committee.  At 30 June 2012, the responsibilities of our remuneration committee were assumed by the full board, being Mr. Stuart James and Mr Heng Tang and Dr Woei-Jia Jiang. The function of our remuneration committee includes:

•                                          Reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation arrangements for management and other personnel, including the granting of options under our option plans;

•                                          Establishing and reviewing general compensation policies with the objective to attract and retain superior talent, reward individual performance and achieve our financial goals; and

•                                          Advising and consulting with our executive officers regarding managerial personnel and development.

Service Agreements. Generally, the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.  Lee Horobin, General Manager of Finance and Blair Lucas, Company Secretary are currently retained on a consultancy basis.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current termination notice periods included in the service agreements with key management personnel are detailed below:

B Lucas, Company Secretary

•                      Term of agreement — fixed, 12 months

•                      Consulting fees paid on a retainer basis

•                      No allowance for termination payment

L Horobin, General Manager of Finance

•                      Term of agreement —  fixed, 12 months

•                      Consulting fees paid on a retainer basis

•                      No allowance for termination payment

F Lankesheer, Director of Business Development and Legal

•                  Term of agreement — unlimited, capable of termination on notice of 4 weeks.

L Tillack, Chief Executive Officer, PharmaSynth Pty Ltd

•                  Term of agreement — unlimited, capable of termination on notice of 26 weeks

Item 6.D.               Employees

The number of persons, including executive directors, employed by the Company as of June 30, 2012, 2011 and 2010, broken down by activity is shown below:

	As of June 30,
	2010	2011	2012(1)
Management and administration	6	6	2
Research and development	9	6	5
Manufacturing	11	12	13
Total	26	24	20

(1) This is current as of 31 October 2012

All employees are based at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Item 6.E.               Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of October 9, 2012.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Heng Hsin Tang	22,654	0.09%	—
Stuart James	—	—	—
Woei Jia-Jiang	150,000	0.61%
Blair Lucas	—	—	—
Lee Horobin	—	—	—
All directors and executive officers As a group (5 persons)	172,654	0.70%	0

Option Plans

The following director and employee option plans were in existence during the fiscal year ended June 30, 2012. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.  There were no options granted   or exercised during the 2012 financial year.

In accordance with Australian law, we will not grant any option if, after such issuance, the number of options issued to non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. In accordance with Australian Securities Exchange Listing Rules all grants of options to directors require the prior approval from our shareholders.

In November 2010, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant.  As of October 9, 2012, there were outstanding options to purchase an aggregate of 90,000 ordinary shares under this plan.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.               Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of December 17, 2010, October 31, 2011 and October 9, 2012, each being the most recent practicable date before reporting for the last three fiscal years.

	2010		2011		2012
Name	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
Su Hua Chuang, Fu Ying Wang, Fu Mei Wang, Pai-Mao Lin (1)	2,122,781	8.59	2,122,781	8.59	2,122,781	8.59
Medigen Biotechnology Corp (2)	2,096,482	8.48	2,096,482	8.48	2,096,482	8.48
CCH Investment Corp & Tzu Liang Huang (2)	1,243,251	5.03	1,243,251	5.03	1,243,251	5.03

(1)   Substantial holder notice lodged 9 June 2009

(2)   Substantial holder notice lodged 14 July 2009

As of September 18, 2012, a total of 2,430,325 ordinary shares (or 9.8% of the total number of our ordinary shares then outstanding) were held by five registered holders with registered addresses in the United States. As the majority of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

On August 5, 2009, the Company announced that it had commenced legal proceedings in the Supreme Court of Queensland against a group of shareholders alleged to have contravened section 606 of the Corporations Act 2001. The alleged contraventions relate to the respondents (together having an interest in the shares of Progen greater than 20%) acting in concert for the purpose of controlling or influencing the composition of the board of Progen.  On November 18, 2009, a settlement was reached with a number of key respondents representing 19.32% of the voting shares.  The parties to the settlement agreed that in respect of board composition resolutions at general meetings, the votes would be assigned to Stuart James as Chairman.  This arrangement was in place from the date of settlement until May 17, 2011.

Except for the circumstances mentioned above, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our Company.

Item 7.B.               Related Party Transactions

Except as disclosed herein and elsewhere in this Annual Report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2012.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2012.

ITEM 8.                FINANCIAL INFORMATION

Item 8.A.               Consolidated Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2010, 2011 and 2012 are contained on pages F-1 through F-47 of this Annual Report.

Export Sales

The following table indicates the percent of revenues derived from export:

	For the Years Ended June 30,
	2010	2011	2012
Contract manufacture export revenues	$156,931	$1,320,343	$232,075
% of total revenues derived from export	7.9%	36.5%	8.2%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2012, we derived 32.0% of our total revenues from one Australian-based customer, Pfizer Animal Health. In fiscal 2011 and 2010, we derived 26.0% and 44.0%, respectively, of our total revenues from this same customer.

Dividend Policy

We have never declared cash dividends on our ordinary shares and have no present intention of declaring such cash dividends in the foreseeable future. Our board of directors will not be able to recommend the payment of any dividends until we make a profit. Future profitability will depend on future earnings and our working capital requirements. Our board of directors currently intends to reinvest income in the continued development and operations of our business. We expect to continue to generate operating losses on our research and development projects until products arising from our research and development activities are successfully commercialized. Factors beyond our control, such as market competition, exchange rate fluctuations and changing government policy may also affect profitability and our capacity to pay dividends.

Item 8.B.               Significant Changes

Corporate restructure

In June 2011, the Company undertook a corporate restructure, including the termination of the Company’s lease at its corporate office in Toowong, Brisbane and a restructure of the

Company’s board and senior management.

Dr John Chiplin and Dr Julie Cherrington stepped down from the board in August 2011.  Mr. Tom Burt stepped down from the board in November 2011. Further, CEO Sue MacLeman finished with the Company in August 2011 and Paul Dixon has moved to a consultancy agreement, however continued in his existing capacity as General Manager of Finance and Company Secretary.  Dr Woei-Jia Jiang was appointed as a non-executive director during June 2011.

The Toowong corporate office was vacated August 2011with all staff moving to the Company’s manufacturing facility at Darra.  The consolidation of facilities has resulted in a significant cost saving to the group moving forward.

Except as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.                THE OFFER AND LISTING

Item 9.C.               Markets

The principal non-United States trading market for our ordinary shares is the Australian Securities Exchange, or the ASX, under the code “PGL”. Our ordinary shares are also quoted on the OTCQB Market under the symbol “PGLA”.

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2008	4.54	1.20	47,820,800
Fiscal year 2009	1.34	0.57	37,768,800
Fiscal year 2010	0.85	0.59	2,887,100
Fiscal year 2011	0.47	0.22	2,788,900
Fiscal year 2012	0.29	0.12	1,855,200

Quarterly Data:
First Quarter 2010	0.65	0.63	753,200
Second Quarter 2010	0.60	0.59	604,100
Third Quarter 2010	0.47	0.30	525,300
Fourth Quarter 2010	0.39	0.28	400,300
First Quarter 2011	0.40	0.30	886,800

Second Quarter 2011	0.41	0.22	976,500
Third Quarter 2011	0.29	0.14	308,700
Fourth Quarter 2011	0.17	0.15	249,100
First Quarter 2012	0.27	0.15	707,600
Second Quarter 2012	0.21	0.12	589,800
Third Quarter 2012	0.29	0.14	390,400

Monthly Data:
June 2012	0.16	0.12	139,100
July 2012	0.24	0.14	135,500
August 2012	0.20	0.19	77,000
September 2012	0.29	0.20	177,900

OTCQB Market (formerly listed on Nasdaq Capital Market)

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market (to July 2, 2010) and the OTCQB Market (from July 5, 2010 onwards) during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2008	4.01	1.12	5,652,400
Fiscal year 2009	1.29	0.15	4,372,700
Fiscal year 2010	0.75	0.18	884,400
Fiscal year 2011	0.35	0.20	325,500
Fiscal year 2012	0.26	0.12	165,000

Quarterly Data:
First Quarter 2010	0.59	0.40	177,200
Second Quarter 2010 7	0.59	0.18	342,900
Third Quarter 2010	0.34	0.21	93,800
Fourth Quarter 2010	0.35	0.23	122,000
First Quarter 2011	0.35	0.25	73,900
Second Quarter 2011	0.35	0.20	35,800
Third Quarter 2011	0.26	0.20	39,700
Fourth Quarter 2011	0.20	0.12	44,200
First Quarter 2012	0.24	0.12	68,100
Second Quarter 2012	0.22	0.13	13,000
Third Quarter 2012	0.20	0.12	41,300

Monthly Data:
June 2012	0.13	0.13	100
July 2012	0.14	0.12	5,500
August 2012	0.17	0.14	24,600
September 2012	0.20	0.17	11,200

On October 9, 2012, the closing sales price of the ordinary shares as reported on the ASX and the OTCQB Market was AU$0.24 and US$0.25, respectively.

ITEM 10.              ADDITIONAL INFORMATION

Item 10.B.             Memorandum and Articles of Association

A description of our ordinary shares and warrants, including brief summaries of the rights of our shareholders and warrant holders as conferred by our constitution and Australian law is incorporated by reference to the description of our securities contained in our Registration Statement on Form F-3 filed with the SEC on March 22, 2007 and any amendment or report filed for the purposes of updating that description. Our constitution may be inspected and copied at the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

Item 10.C.             Material Contracts

Termination of Collaboration with Medigen Biotechnology Corporation

In May 2000, we entered into a strategic alliance agreement, the “Alliance Agreement”, with Medigen Biotechnology Corporation, or MBC, a biotechnology company based in Taiwan. The collaboration related to early stage clinical trials of PI-88. The strategic alliance required Medigen to undertake and complete certain clinical trials of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialization received by Progen. Both parties agreed to end the strategic alliance to allow Progen to develop and commercialize PI-88 as rapidly as possible and with maximum flexibility.

In January 2007, the Company announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•      Return 15,176,525 MBC ordinary shares that comprised part of the consideration under the Alliance Agreement, to MBC;

•      Issue 500,000 Progen shares to MBC on execution of the termination agreement;

•      Reimburse to MBC $300,000 being the funds they contributed to the costs of the PI-88 Phase 2 Melanoma clinical trial on execution of the agreement;

•      Issue a further 732,600 Progen shares and pay $2,000,000 in cash or shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the current PI-88 Phase 2 HCC Trial;

•      Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•      Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

The financial statements for the year ended June 30, 2007 include the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and the 1,000,000 options on Progen shares. The fair value at the measurement date of the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total 2007 financial impact was an increase in the operating loss from continuing operations of $11,715,198.

The financial statements for the year ended June 30, 2008 include the financial impact $2,029,000 on MBC completing the second clinical milestone in relation to the PI-88 phase 2 HCC trial (this obligation was satisfied via the issue of 732,600 shares of which 171,240 were newly issued shares and 561,360 were acquired on-market and re-issued to MBC) and $2,000,000 paid to MBC on PI-88 achieving a specified clinical milestone.  There was no impact on the financials for fiscal years 2010, 2011 or 2012.

A further $2,000,000 was to be paid on a defined PI-88 commercialization milestone or transaction event being achieved. As part of the settlement reached on November 18, 2009, Progen was released of this obligation.  Refer to “Item 8.A.  Financial Statements and Other Financial Information” for further details on the settlement.

There are no further obligations to Medigen under the Termination Agreement.

License agreement with Global TransBiotech Inc.

On July 1, 2009, our subsidiary, PharmaSynth, executed a license agreement with a U.S.-based company, Global TransBiotech Inc. to conduct Phase 3 trials and subsequently commercialize muparfostat (formerly known as PI-88).  This license agreement was terminated on April 8, 2010 due to a lack of progress in the compound’s development.

License and Collaboration Agreement with Medigen Biotechnology Corp.

On June 30, 2010, the Company signed a license and collaboration agreement with Medigen Biotechnology Corp. for the exclusive rights to PI-88.  We are entitled to various milestone payments linked to progression in the development of PI-88, as well as a royalty on all product sales upon commercialization.  To date, two milestone payments have been received relating to progress in the clinical development of PI-88.

Item 10.D.             Exchange Controls

In the early 1980s, the Australian Government began a program of deregulation of the Australian financial sector. This led to the introduction of competition from foreign banks and, perhaps more notably, the deregulation of foreign exchange controls. Deregulation has been at the forefront of Australian Government policy since the early 1980s and, except as discussed below, there are no laws or regulations in Australia that restrict the export or import of capital or affect the remittance of dividends or other payments to holders of our ordinary shares who are non-residents of Australia, subject to withholding taxes under Australian law with respect to remittances of dividends (to the extent the taxes on the dividends are not paid by us) and interest payments. See “Taxation” below.

The Foreign Acquisitions and Takeovers Act 1975

The Foreign Acquisitions and Takeovers Act 1975 is an act of the Parliament of the Commonwealth of Australia which seeks to regulate overseas investment in Australia. By and large, the Government’s policy is to encourage foreign investment provided that it is consistent with the needs of the Australian community. Although restrictions are applied in certain areas, in the majority of industry sectors, proposals are approved unless they are judged contrary to the national interest.  The Act requires compulsory notification of certain proposed acquisitions of Australian assets and makes other proposed acquisitions and arrangements subject to prohibition or divestiture after they have been examined and found to be contrary to the national interest.

The Financial Transactions Reports Act 1988

The Financial Transactions Reports Act 1988 is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia’s revenue laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding $10,000 to the Cash Transactions Reporting Agency.

The Income Tax Assessment Act of 1936 and the Income Tax Assessment Act of 1997 (collectively, the “Tax Act”)

The Tax Act is the principal law of the Commonwealth of Australia, concerning the collection and administration of taxes (except goods and services tax). Under the Tax Act, overseas residents are obliged to pay income tax in Australia on income derived from Australian sources.

Item 10.E.             Taxation

The following is a summary of the current tax laws of the U.S. (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Australia as they relate to us and our shareholders, including United States and other non-Australian shareholders. The summary is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax.

Prospective purchasers of ordinary shares are advised to consult their own tax advisors with respect to the specific tax consequences to them of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Australian Tax Consequences

Non-Australian residents are liable to pay tax on income derived from Australian sources.  The mechanism by which that tax is paid (for non-residents who have no permanent establishment in Australia or where the income is not connected with a permanent establishment) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America are subject to withholding tax at the rate of 15%. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15%. It should be noted, however, that under Section 128B(3) of the Tax Act, to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. “Franked dividends” is the expression given to dividends when the profits out of which those dividends are paid have been taxed in our hands. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are not subject to any further Australian tax. In other words, the withholding tax represents the final Australian tax liability in relation to those dividends.

The pertinent provisions of the double tax treaty between Australia and the United States provide that dividends are primarily liable for tax in the country of residence of the beneficial owner. However, the source country, in this case Australia, may also tax them, but in such case the tax will be limited to 15%. Where the beneficial owner is a United States resident corporation that holds at least 10% of us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed in the normal way as business profits or independent personal services income as the case may be.

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. Additionally, we expect to incur additional operating losses until products arising from our research and development programs are successfully commercialized. See “Item 8.A. Financial Statements and Other Financial Information—Dividend Policy.”

Capital gains tax in Australia is payable on real gains over the period in which the shares have been held, that is, the difference between the selling price and the original cost price. The cost price is indexed for inflation if the shares have been held for more than one year, and individual taxpayers can, with respect to shares held for more than one year, elect to forego indexation of the cost base in exchange for being taxed on 50% of the realized gain. Capital losses are available as deductions but only against other capital gains.

Stamp Duty

Any transfer of shares through trading on the ASX and OTCQB, whether by Australian residents or foreign residents, are not subject to stamp duty.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares or warrants by a U.S. holder (as defined below) holding such shares or warrants as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material federal income tax consequences that may be relevant to a holder of ordinary shares or warrants. This summary does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the ordinary shares or warrants as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. Holder” is a beneficial owner of an ordinary share or warrant that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of an ordinary share or warrant that is (i) a non-resident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ordinary shares through such entities. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of ordinary shares or warrants, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or warrants that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of ordinary shares or warrants.

We have not sought a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

GIVEN THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, AND (2) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Allocation of Purchase Price Between Ordinary Shares and Warrants

A U.S. Holder that purchased our ordinary shares and warrants as a unit on their initial issuance generally will be required to allocate the purchase price of such unit between each ordinary share and each warrant that comprise the unit based on the relative fair market value of each. Of the purchase price for any unit that we offered, we allocated a portion to each ordinary share and to each warrant comprising part of such unit, as described in the prospectus supplement relating thereto. For U.S. Holders that purchased our ordinary shares and warrants as a unit on their initial issuance, the price allocated to each ordinary share and each warrant generally will be such U.S. Holder’s tax basis in such share or warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that our allocation of the purchase price will be binding on a U.S. Holder of a unit, unless the U.S. Holder explicitly discloses in a statement attached to the U.S. Holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the U.S. Holder’s allocation of the purchase price between each ordinary share and each warrant that comprise the unit is different than our allocation. Our allocation would not, however, be binding on the IRS.

Each U.S. Holder that purchased our ordinary shares and warrants as a unit on their initial issuance is urged to consult their own tax advisor with respect to the risks associated with an allocation of the purchase price between the ordinary shares and each warrant that comprise a unit that is inconsistent with our allocation of the purchase price.

Taxation of Distributions

U.S. Holders. In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on an ordinary share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ordinary share on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ordinary share (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Australian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. Holder receives the dividend, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Australian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Australian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian currency are converted into U.S. dollars on the date they are received by a U.S. Holder, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Australian currency received by the U.S. Holder is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share in a taxable year beginning before January 1, 2013 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend” (for taxable years beginning on or after January 1, 2013, dividends may be subject to tax as ordinary income at federal income tax rates up to a maximum 39.6% unless changes to the U.S. tax rules are implemented in the interim).  A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares were listed on the Nasdaq Capital Market until July 2, 2010, and are now tradable on the OTC QB Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty.

However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2012 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2013 taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates. A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them.

Non-corporate holders of ordinary shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rates in the light of their own particular circumstances.

Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income.” A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

Non-U.S. Holders.   A dividend paid to a Non-U.S. Holder on an ordinary share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share). A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders.   Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ordinary share or warrant, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ordinary share or warrant and the amount realized on the sale or other disposition, each determined in U.S. dollars.  See “Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in an ordinary share acquired pursuant to the exercise of a warrant.

Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ordinary share or warrant has been held for more than one year. In general, any adjusted net capital gain of an individual for a taxable year beginning before January 1, 2013 is subject to a maximum tax rate of 15% (for tax years beginning on or after January 1, 2013 the maximum tax rate on the net capital gain of an individual may increase to 20%, unless tax law changes are implemented in the interim). Capital gains recognized by corporate U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If an Australian tax is withheld on a sale or other disposition of an ordinary share or warrant, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Australian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for any Australian tax withheld on a sale of an ordinary share or warrant. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Non-U.S. Holders.  A Non-U.S. Holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of an ordinary share or warrant unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share or warrant), or (ii) in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of shares of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to a U.S. Holder of the warrant. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to a U.S. Holder of the warrant. A constructive distribution to a U.S. Holder of a warrant generally will be taxed in the manner described above under “U.S. Federal Income Tax Considerations-Taxation of Distributions,” although it is unclear whether a constructive distribution on a warrant that is taxed as a dividend to a non-corporate holder of the warrant would be eligible for the reduced qualified dividend tax rates. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders who exercise a warrant other than by paying the exercise price in cash are urged to consult their own tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2012 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any future taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock or a warrant in a foreign corporation is classified as stock in a PFIC in the hands of a particular shareholder that is a U.S. person, it remains stock or a warrant in a PFIC in the hands of that shareholder.

Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns ordinary shares or warrants. These tax consequences can be mitigated with respect to a U.S. Holder’s ordinary shares (but not a U.S. Holder’s warrants) if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns ordinary shares that we are a PFIC. If we are treated as a PFIC, and neither election is made, then contrary to the tax consequences described in “U.S. Federal Income Tax Considerations-Taxation of Distributions” and “U.S. Federal Income Tax Considerations-Taxation of Capital Gains” above, in any year in which the U.S. Holder either disposes of an ordinary share or a warrant at a gain or receives one or more “excess distributions” in respect of our ordinary shares, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, a U.S. Holder will be treated as receiving an “excess distribution” to the extent that actual or constructive distributions received in the current taxable year exceed 125% of the average distributions (whether actual or constructive and whether or not out of earnings and profits) received by such U.S. Holder in respect of our ordinary shares during the three preceding years or, if shorter, the U.S. Holder’s holding period. A disposition of an ordinary share or a warrant, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules (but generally should not include the exercise of a warrant, as discussed below). The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ordinary share or the warrant, as the case may be. Amounts allocated to each year are taxable as ordinary income in their entirety (and are not eligible for the reduced qualified dividend rates) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ordinary share or a warrant that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder makes a timely election, which remains in effect, to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC, provided that we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for such a QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for the Company’s taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that the Company has permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by us that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. We have not yet determined whether, in years in which we are classified as a PFIC, we will make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year we are a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder has elected the application of the QEF rules to the U.S. Holder’s ordinary shares, and the special tax and interest charge rules described in the second preceding paragraph do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for such shares, or, as described below, a purge of the PFIC taint pursuant to a special purging election), any gain realized on the disposition of an ordinary share generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under applicable attribution rules as owning shares in a QEF.

A U.S. Holder may not make a QEF election with respect to a warrant. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules applicable to gains and excess distributions, as described in the third preceding paragraph, if we were classified as a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to any ordinary shares already held), the QEF election will apply to the newly acquired shares, but the adverse tax consequences of the PFIC rules described in the third preceding paragraph will continue to apply to such shares (which generally will be deemed to have a holding period for the purposes of such PFIC rules that includes the period the U.S. Holder held the warrants), unless the holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules described in the third preceding paragraph. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

If a QEF election is not made for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are a PFIC, certain elections can be made while we continue to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the special PFIC rules set forth in the fourth preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which the Company again satisfies the tests to be a PFIC. Moreover, if a U.S. Holder sells all of the ordinary shares they own and later reacquires other ordinary shares, any QEF election the U.S. Holder has made that remains in effect will apply to the ordinary shares acquired later. The applicable Treasury regulations provide that the Commissioner of the IRS has the discretion to invalidate or terminate a QEF election if the U.S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election.

The special PFIC rules described in the fifth preceding paragraph will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder elects to mark the U.S. Holder’s ordinary shares to market each year, provided that the ordinary shares are considered “marketable stock” within the meaning of the applicable Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the U.S. Holder’s ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the special PFIC rules set forth in the fifth preceding paragraph would not apply for periods covered by the election. In general, the ordinary shares will be marketable stock within the meaning of the applicable Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the applicable Treasury regulations and certain other requirements are met. The Australian Securities Exchange is a qualified exchange within the meaning of the applicable Treasury regulations. Thus, the ordinary shares should be “marketable stock” within the meaning of the applicable Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ordinary share and in which the Company is classified as a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the fifth preceding paragraph will apply to any distributions on an ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ordinary share in that year, and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC. A mark-to-market election will not be available with respect to a U.S. Holder’s warrants.

A U.S. Holder who owns ordinary shares during a year in which we are classified as a PFIC generally will remain subject to the rules set forth in the sixth preceding paragraph for all taxable years if the U.S. Holder has not made a QEF election or a mark-to-market election for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC. In that event, those rules will apply to any gains on dispositions of ordinary shares and to any “excess distributions.”  It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the sixth preceding paragraph would apply to that gain.

If we are classified as a PFIC for a taxable year, and, at any time during such taxable year, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described in the seventh preceding paragraph, if we receive a distribution from, or dispose of all or part of its interest in, the lower-tier PFIC. We have not yet determined whether, if we are classified as a PFIC, we would make the computations necessary to supply U.S. Holders with the information needed to make or maintain a QEF election with respect to the lower-tier PFIC. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any taxable year that we are classified as a PFIC and has a non-U.S. subsidiary that is also classified as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A dividend from a foreign corporation that otherwise would qualify for reduced qualified dividend rates does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

A U.S. Holder who owns (or is deemed to own) shares in a PFIC during any taxable year, such U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

GIVEN THE COMPLEXITIES OF THE PFIC RULES AND THEIR POTENTIALLY ADVERSE TAX CONSEQUENCES, U.S. HOLDERS OF ORDINARY SHARES OR WARRANTS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO THE ORDINARY SHARES IN THE EVENT THAT THE COMPANY QUALIFIES AS A PFIC FOR ANY TAXABLE YEAR.

Information Reporting and Backup Withholding

U.S. Holders.  Dividends paid on, and proceeds from the sale or other disposition of, an ordinary share or warrant generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless a U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the Internal Revenue Service. Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, pursuant to recently enacted legislation, beginning in 2011, all U.S. holders of PFIC stock will generally be required to make annual return filings reporting their PFIC ownership and certain other information that the IRS may require.  U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

Non-U.S. Holders.  Non-U.S. Holders generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish their eligibility for exemption.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ORDINARY SHARES OR WARRANTS. HOLDERS AND POTENTIAL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISER(S) CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2012, our cash and cash equivalents and short-term investments consisted primarily of highly liquid investments with maturities of four months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2012, the majority of our operating expenses were denominated in Australian dollars, however there were expenses incurred in U.S. dollars in relation to the funding of our U.S. subsidiary Progen Pharmaceuticals, Inc. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk.

The main risks arising from the Company’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Company uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarized below.

Credit risk

The Company trades only with recognized, creditworthy third parties. All receivables, including other receivables and intercompany receivable, with the exception of one outstanding balance of $12,070 the payment of which is currently under negotiation with the debtor, are current (i.e. none are contractually overdue).

Receivable balances are monitored on a regular basis with the result that the Company’s exposure to bad debts is not significant. All the Company’s material cash balances are with a large national Australian bank and are not exposed to the U.S. banking market risks. There are no significant concentrations of credit risk.

Liquidity risk

The Company’s objective is to maintain a balance between continuity of project research utilizing an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Company has no financial assets/liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables and short-term investments are considered in the Company’s overall liquidity risk. The Company ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

All of the Company’s short-term investments are Level 2 financial instruments as per IFRS 7 Financial Instruments: Disclosures.

The table below reflects all financial liabilities as of June 30, 2012 and 2011. For derivative financial instruments, the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2012. The Company had no derivative financial instruments as at June 30, 2012.

The remaining contractual maturities of the Company’s and parent entity’s financial liabilities are (in AUD):

	June 30,
	2012	2011
6 months or less	2,552,589	4,012,921

Foreign currency risk

At June 30, 2012 and 2011, the Company had the following exposure to US$ currency that is not designated in cash flow hedges (in AUD):

	June 30,
	2012	2011
Financial assets
Cash and cash equivalents	899,855	2,295,122
Financial liabilities
Trade and other payables	42,771	1,800,000

Net exposure	857,084	495,122

At June 30, 2012 and 2011, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2012	2011	2012	2011
Consolidated
AUD/USD + 10% (2011: +15%)	(77,917)	67,967	—	—
AUD/USD - 10% (2011: - 15%)	95,232	(91,955)	—	—

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1,834,442 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $3,188,688 are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to Note 9 of the financial statements for details on the Group’s cash and cash equivalents at June 30, 2012.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At June 30, 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2012	2011	2012	2011

Consolidated
+ 2.0% (200 basis points) (2011 +1.0%)	100,463	104,476	—	—
- 0.5% (50 basis points) (2011: -0.5%)	(25,116)	(52,238)	—	—

The 2012 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents.  Following the drop in interest rates during late 2011-12, the potential upside in interest rates has been increased over the prior year analysis, thereby increasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Acting Chief Executive Officer and the General Manager of Finance, as appropriate, to allow timely decisions regarding required disclosure.  Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Acting Chief Executive Officer and the General Manager of Finance, of the effectiveness of the disclosure controls and procedures as of June 30, 2012.  Based on that evaluation, the General Manager of Finance concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2012.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In particular, the design of a control system must be considered relative to their costs. Additionally, the design of a control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements to the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012 based on the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

No material weaknesses were identified as at June 30, 2012.  Based upon its assessment, management has concluded that, as of June 30, 2012, the internal control over financial reporting is effective based upon the above-mentioned criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to amendments made by the enactment of the Dodd-Frank bill that permit the Company to provide only management’s annual report on internal control over financial reporting in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect internal control over financial reporting during the period covered by this Annual Report.

ITEM 16.              [RESERVED]

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that audit committee member Mr. S. James is an audit committee financial expert as defined under the rules and regulations of the Securities and Exchange Commission.

ITEM 16B.           CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.progen-pharma.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2012.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm, BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice) and other auditors (PKF O’Connor Davies), for the audit of our annual financial statements for the years ended June 30, 2012 and 2011for other listed services rendered in those years are set forth in the following table:

	2012	2011
BDO East Coast Partnership
Audit Fees	$69,000	—
Other non-audit services (1)	17,380	—
Ernst & Young
Audit Fees	—	$167,477
Other non-audit services (2)	15,939	4,898

Total Fees	$102,319	$172,375

(1)           Non-audit services received from BDO for tax services

(2)           During the year, the Company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the Company’s licensee, Medigen.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective November 30, 2011, by mutual agreement Ernst & Young (“EY”) declined to stand for reappointment as our independent registered public accounting firm and we engaged BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice), as our independent registered public accounting firm for the fiscal year ended June 30, 2012.In addition, we engaged PKF O’Connor Davies (PKF) as our independent registered public accounting firm for our fiscal year ended June 30, 2012 financial statements prepared in accordance with IFRS as adopted by the IAB, to be included in our Form 20-F filing with the SEC for the Company’s fiscal year ended June 30, 2012.   The change in the Company’s certifying accountant was approved by the Company’s audit committee, board of directors, shareholders and the Australian Securities and Investment Committee (ASIC).

EY’s audit report on the consolidated financial statements of our Company as of and for the years ended June 30, 2010 and June 30 2011 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, with the exception of EY’s audit report for the Company’s June 30 ,2011 financial statements which included a modified opinion that included an emphasis of matter paragraph that highlighted material uncertainty as to the Company’s ability to continue as a going concern.

During the two fiscal years ended June 30, 2011, and through November 30, 2011, we did not have any “disagreement”, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the two fiscal years ended June 30, 2011.

During the two fiscal years ended June 30, 2011, and through November 30, 2011, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. During the fiscal year ended June 30, 2011 and through November 30, 2011, neither we nor anyone on our behalf consulted BDO or PKF regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has BDO or PKF provided to us a written report or oral advice that BDO or PKF concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with EY, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to EY, BDO and PKF and requested that EY, BDO and PKF furnish us with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made above, and if not, stating the respects in which they do not agree. A copy of EY’s letter dated Novenber 13 2012 is attached herewith as Exhibit 14.  Both BDO and PKF declined to issue such a letter in connection with the filing of this Form 20-F.

ITEM 16G.          CORPORATE GOVERNANCE

Progen Pharmaceuticals Limited (the Company) is a dual listed Australian company. Our primary listing is on the Australian Securities Exchange (ASX) and securities are also traded on the U.S. OTCQB Market (OTCQB).

The Board has the ultimate responsibility for the strategy and performance of the Company on behalf of the shareholders to whom they are accountable. The Board is committed to achieving and demonstrating the highest standard of corporate governance through setting values and policies which underlie business activities ensuring transparency and protecting stakeholders’ interests.

In setting these values and policies, the Company has considered the ASX Corporate Governance Council’s Principles and Recommendations (2nd Edition) (ASX Recommendations) and relevant U.S. requirements arising from our SEC registration and continuously strives to develop and improve corporate governance processes and standards.

Formal written policies and/or disclosure practices have been disseminated throughout the organization and measures are in place to achieve compliance.  Further information concerning our corporate governance practices and compliance with the ASX recommendations is available on the Company’s website.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not Applicable

PART III

ITEM 17.              FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.              FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.              EXHIBITS

Exhibit Number	Description
4(a)(1)	Global TransBiotech Inc. License agreement with PharmaSynth (+)
4(a)(2)	License and Collaboration Agreement between Medigen Biotechnology Corp. and Progen Pharmaceuticals Limited (*)
4(d)	2011 Lease 2806 Ipswich Road Darra (1)
6(e)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 16, 2010 (*)

7(a)	Deeds of Settlement and Release — Section 606 litigation (+)
10(a)	ASA Termination Agreement #
12.1	Certification of Chairman and Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
12.2	Certification of General Manager of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
13	Certification of Stuart James and Lee Horobin under Section 1350 of Chapter 63 of Title 18 of the United States Code (1), as adopted, pursuant to Section 906 of the Sarbanes—Oxley Act of 2002
14	Ernst & Young opinion regarding Item 16F. (1)

(1)           Filed herewith.

#              Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 18, 2007.

(+)           Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 30, 2009.

(*)           Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 30, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

Lee Horobin
General Manager of Finance

Dated: November 13, 2012

EXHIBIT 12.1

CERTIFICATIONS

I, Stuart James, certify that:

1.             I have reviewed this annual report on Form 20-F of Progen Pharmaceuticals Limited;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.             The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the company and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.             The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors:

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 13, 2012

Chairman and Acting Chief Executive Officer

EXHIBIT 12.2

CERTIFICATIONS

I, Lee Horobin, certify that:

1.             I have reviewed this annual report on Form 20-F of Progen Pharmaceuticals Limited;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods presented in this report; and

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.             The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the company and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.             The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors:

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 13, 2012

General Manager of Finance

EXHIBIT 13

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of title 18, United States Code), each of the undersigned officers of Progen Pharmaceuticals Limited, a company organized under the laws of the State of Queensland, Australia (the “Company”), does hereby certify to such officer’s knowledge that:

The Annual Report on Form 20-F for the year ended June 30, 2011 (the “Form 20-F”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Progen Pharmaceuticals Limited and will be retained by Progen Pharmaceuticals Limited and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: November 13, 2012

Chairman and Acting Chief Executive Officer

Dated: November 13, 2012

General Manager of Finance

EXHIBIT 14

November 13, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 16F of the Annual Report on Form 20-F for the year ended June 30, 2012 dated November 13, 2012, of Progen Pharmaceuticals Limited, and we are in agreement with the statements contained in paragraphs 1, 2, 3 and 4 of Item 16F. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young